Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Halcium Energy, Inc.
7533 S Center View Ct Ste 5407
West Jordan, UT 84084
https://www.halcium.com/

Up to $467,210.00 Simple Agreement for Future Equity.
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Halcium Energy, Inc.
Address: 7533 S Center View Ct Ste 5407, West Jordan, UT 84084
State of Incorporation: UT
Date Incorporated: January 06, 2021

Terms:

Simple Agreement for Future Equity

Offering Minimum: $10,000.00 of Simple Agreement for Future Equity.
Offering Maximum: $467,210.00 of Simple Agreement for Future Equity.
Type of Security Offered: Simple Agreement for Future Equity.
 SAFE converts to Crowdfunding Stock when the company raises $1,000,000.00 in a qualified equity financing.
 Maturity Date: None
 Valuation Cap: $11,000,000.00
 Discount: 20.0%
 Annual Interest Rate: 0.0%
Minimum Investment Amount (per investor): $500.00

Terms of the underlying Security

Underlying Security Name: Crowdfunding Stock

Voting Rights:
Non-voting, except as required by law

Other Material Rights:

Underlying Security Name: Crowdfunding Stock. Crowdfunding Stock shall be the most senior class of equity securities issued by the Company in an Equity Financing, whether Common Stock, Preferred Stock, or another class of equity securities, on the same terms as new investors in such financing. See exhibit F for additional details.

Voting Rights:

Non-voting, except as required by law

*Bonus discount subject to adjustment of bonus discounts for StartEngine noteholders. See discount bonus below.

Forward Looking Information Legend

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Investment Incentives & Bonuses*

Time-Based Perks

Super Early Bird Perks will apply to investments made within the first 72 hours of the Offering as follows:

Super Early Bird 1:

Invest $1,000+ within the first 72 hours and receive an addition to the base discount of 10%.

Super Early Bird 2:

Invest $5,000+ within the first 72 hours and receive an addition to the base discount of 12%.

Super Early Bird 3:

Invest $10,000+ within the first 72 hours and receive an addition to the base discount of 15% + an optional phone call with the CEO of the Company.

Super Early Bird 4:

Invest $25,000+ within the first 72 hours and receive an addition to the base discount of 17% + an optional phone call with the CEO of the Company.

Super Early Bird 5:

Invest $50,000+ within the first 72 hours and receive an addition to the base discount of 20% + an optional phone call with the CEO of the Company.

Early Bird Perks will apply to investments made after the first 72 hours of the Offering Date but not later than 14 days of the Offering Date as follows:

Early Bird 1:

Invest $1,000+ within the first 14 days and receive an addition to the base discount of 7%.

Early Bird 2:

Invest $5,000+ within the first 14 days and receive an addition to the base discount of 9%.

Early Bird 3:

Invest $10,000+ within the first 14 days and receive an addition to the base discount of 12% + an optional phone call with the CEO of the Company.

Early Bird 4:

Invest $25,000+ within the first 14 days and receive an addition to the base discount of 15% + an optional phone call with the CEO of the Company.

Early Bird 5:

Invest $50,000+ within the first 14 days and receive an addition to the base discount of 17% + an optional phone call with the CEO of the Company.

The following Standard Perks will apply to investments made after the first 14 days following the Offering Date.

Amount-Based Perks

Tier 1 | $1,000+

Invest $1,000+ and receive an addition to the base discount of 3%.

Tier 2 | $5,000+

Invest $5,000+ and receive an addition to the base discount of 5%.

Tier 3 | $10,000+

Invest $10,000+ and receive an addition to the base discount of 7% + an optional phone call with the CEO of the Company.

Tier 4 | $25,000+

Invest $25,000+ and receive an addition to the base discount of 10% + an optional phone call with the CEO of the Company.

Tier 5 | $50,000+

Invest $50,000+ and receive an addition to the base discount of 12% + an optional phone call with the CEO of the Company.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus discounts from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

<u>The 10% StartEngine Venture Club Bonus</u>

Halcium Energy, Inc. will offer a 10% additional discount bonus for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

Eligible StartEngine noteholders will receive a 10% bonus discount on the note in this Offering. For example, this would mean your discount percentage would be 30% instead of 20%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

The U.S. power grid is facing a crisis, potentially unable to meet surging demand from new technologies like AI and electrification. While rooftop solar is a critical part of the solution, its intermittency—it only works when the sun shines—leaves a massive reliability gap. Halcium was founded to help address this problem. We are a development-stage company designing a novel, shrouded wind turbine that acts as the essential complement to solar, providing power through storms, at night, and during winter.

Our turbine is purpose-built for a high value niche: an estimated $2 billion market of commercial and industrial (C&I) rooftops where our technology has a clear performance advantage. This focused strategy is to establish a defensible beachhead within the $63.4 billion global rooftop solar market. We believe our progress is de-risked through third-party engineering validation, and our core technology is protected by two granted U.S. patents.

<u>Corporate History</u>

Halcium was founded to solve the key challenges preventing the widespread adoption of urban wind energy. To date, the company has raised ~$1.3 million and has efficiently deployed it to systematically de-risk the technology.

Initial funding was used to reach a proof-of-concept prototype and validate significant organic market interest. Subsequent funding was used to engage an independent engineering firm to professionally validate and digitally optimize the design using Computational Fluid Dynamics (CFD).

As a direct result of this focused development, Halcium has successfully created a professionally-vetted design protected by two granted U.S. patents, with further patents pending internationally. The company is now raising capital to fund the final stage of development: final refinement & validation, building commercial-grade prototypes, launching pilot programs, and independent, third-party safety and performance validation.

<u>The Company's Intellectual Property ("IP")</u>

The company's intellectual property portfolio is a core asset that protects its unique technology. This portfolio includes two (2) granted patents from the United States Patent and Trademark Office (USPTO).

The first patent covers the company's original turbine design concept, establishing a foundational claim in our field. The second, more recent patent, protects the core technology, design, and operational principles of the company's current, optimized turbine.

Additionally, the company has patent applications pending for its current turbine design in key international markets, including the European Union and China, to secure our technology in major global manufacturing and sales regions.

Competitors and Industry

<u>Industry:</u>

Halcium operates at the intersection of two major energy markets: the massive, established Global Rooftop Solar Market and the emerging Distributed Wind Market.

Our primary market is the Global Rooftop Solar Market, which Grand View Research valued at $63.4 billion in 2024 and projects to grow at a 5.8% CAGR. This large and growing industry provides a powerful tailwind for our business. However, the explosive growth of solar has highlighted its primary weakness: intermittency. This has created an urgent, multi-billion dollar demand for reliable, on-site solutions that can provide power when the sun isn't shining.

This is the $2B niche our technology is purpose-built to fill, to complement solar arrays on suitable commercial buildings at suitable locations like large data centers, warehouses, and factories. While the distributed wind market has historically been small, it has been limited by technology that was ill-suited for urban environments. We believe our turbine is a breakthrough technology that can unlock this dormant market, starting with the most suitable and valuable commercial and industrial customers in target locations.

Competitors:

Our competitive landscape includes both direct innovators in rooftop wind and indirect, established solutions for energy resilience. Our strategy is to outperform them in the high-value C&I niche.

Direct Competitors (Rooftop Wind Innovators)

These are other companies focused on novel turbines for towns and cities.

Aeromine Technologies: A direct competitor focused on the same C&I rooftop edge niche. Their advantage is a silent, "motionless" design. Our competitive advantage is a higher target power rating (6-13 kW target vs. their ~5 kW), offering a potentially more power-dense solution for energy-intensive customers.

Ventum Dynamics: Focuses on general-purpose urban turbines with a shrouded design that handles turbulence well. Their advantage is placement flexibility. Our advantage is scale and performance; our initially planned larger, industrial-grade turbine is purpose-built for the high power needs of C&I customers, not smaller general commercial applications.

Flower Turbines: Focuses on smaller, aesthetically pleasing turbines for general urban use. Their advantage is design and visual appeal. We do not compete on aesthetics; we compete on delivering the most powerful and financially compelling solution for our target C&I customers.

Indirect Competitors (Alternative Solutions)

These are the established ways customers solve the problem of solar intermittency.

Solar + Storage (Batteries): This is our most significant indirect competitor. Battery systems are excellent for storing solar energy for later use. Our advantage is that we are a generation asset, not just a storage asset. We can actively generate power during multi-day storms, in the winter, at night, or during prolonged grid outages when a battery paired only with solar would eventually deplete. We see our turbine as a powerful complement to a solar + storage system, creating the ultimate resilient, 24/7 power solution.

Traditional Backup Generators (Diesel, Natural Gas): These are the incumbent solution for mission-critical power backup. Their advantage is reliability. Our advantages are a dramatically lower operating cost (no fuel), zero on-site emissions, and the ability to generate power year-round, not just during an emergency.

Current Stage and Roadmap

Current Stage:

Halcium is a late-stage research and development company that has successfully de-risked its core technology and is now preparing to finalize and build its commercial-grade prototypes.

We have completed the extensive digital design and optimization of our turbine with a third-party engineering firm, resulting in a professionally-vetted and patent-protected design. This validated our core design at 2 kW and revealed aerodynamic inefficiencies limiting accelerated wind capture to only 40% of the blade area, while the remaining 60% was severely underutilized.

We believe further optimization could lead to near 100% of the area capturing accelerated air and, coupled with a redesign of the airhandling area and diffuser, will allow us to target a commercial power rating of 6-13 kW. The company has a clear plan to use the proceeds from this raise to begin the final stage of pre-commercial development: finalizing the design & manufacturability, building the physical prototypes, and conducting independent, third-party performance validation and certifications.

Future Roadmap*:

The proceeds from this offering will be used to begin the final phase of development which is built on the last critical milestones in our development. Our roadmap is focused on the systematic validation and commercialization of our technology.

Milestone 1: Final Engineering & Bill of Materials (Q1-Q3 2026) Final refinement of the turbine (air handling, blade), design-for-manufacturing (DFM) refinement, and work with a manufacturing partner to establish a finalized Bill of Materials and confirm our target production costs.

Milestone 2: Commercial-Grade Prototypes Build & Test (Q4 2026 - 2027) Fabricate and assemble the first full-scale, commercial-grade prototypes based on the final, optimized design. Contract a national laboratory or recognized third-party testing facility to independently validate its performance, confirming power rating and operational specs (e.g. UL, IEC, NREL, SWCC).

Milestone 3: Channel Development & Pilot Programs (2027) With validated performance data and certifications in hand, we will begin formally engaging our inbound list of 2,900+ installers to qualify and select our first key partners for initial pilot programs.

Milestone 4: First Commercial Production & Sales (2028) Initiate the first commercial production run and begin fulfilling orders through our established partner channel.

Long-Term Vision: The company's long-term objective is to establish a global distribution network and position our turbine as the standard, complementary technology for rooftop renewable energy installations.

*PLEASE NOTE THESE ARE ALL FORWARD LOOKING STATEMENTS. PLEASE REFER TO OUR RISK FACTORS AND FORWARD LOOKING INFORMATION LEGEND. THESE DATES MAY BE SUBJECT TO CHANGE DUE TO BUSINESS CHANGES.

The Team

Officers and Directors

Name: Nicholas Garnett Hodges

Nicholas Garnett Hodges's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO & Founder, Director, and Principal Accounting Officer
  Dates of Service: January, 2021 - Present
  Responsibilities: The CEO is responsible for setting the overall strategic direction and vision for the Company. This includes leading product development, managing corporate operations, driving capital-raising efforts, and serving as the primary representative of the Company to investors, partners, and the public. Nick took an annual salary of 147,274 in 2024.

Name: Debbie Jean Hodges

Debbie Jean Hodges's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: January, 2021 - Present
  Responsibilities: Advises on and provides marketing and graphic design services. Debbie took an annual salary of $8,320 in 2024.

Other business experience in the past three years:

- Employer: Debbie Hodges Creative Services
  Title: Owner
  Dates of Service: February, 2017 - Present
  Responsibilities: Marketing and design services.

Name: Louis Emil Bohn

Louis Emil Bohn's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: January, 2021 - Present
  Responsibilities: Advisor to the Founder. Note: The Company anticipates formalizing a compensation arrangement with this board member in the future to reflect their ongoing contributions. This compensation is expected to be in the form of equity, such as stock options or a restricted stock grant from the Company's equity incentive plan. As of the date of this filing, no specific agreement has been made. The terms, amount, and timing of any future equity

compensation for this board member have not yet been determined and are subject to future negotiation and formal approval by the Board of Directors.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The use of proceeds described herein is merely an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks
Our product's manufacturing is dependent on a complex global supply chain for key components, including rare-earth

magnets for generators, carbon fiber composites for the turbine shell, and specialized power electronics. These supply chains are subject to significant risks, including price volatility, geopolitical tensions, trade policies such as tariffs, and logistical disruptions. A sharp increase in the price or a disruption in the supply of these critical components could materially increase our cost of goods sold, delay our product launch, prevent us from meeting customer demand, and adversely affect our financial performance.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. In the event our product causes property damage or personal injury, we could be subject to significant product liability lawsuits. While we intend to carry liability insurance, we cannot guarantee it will be sufficient to cover all potential claims, and a significant judgment against us could materially harm the company.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We face significant market competition

We will compete with established companies, emerging startups, and potential future entrants that currently have products on the market and/or various respective product development programs, have much better financial means and marketing/sales and human resources,may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. This can impact the company's ability to attract and retain customers, gain market share, differentiate itself, and generate sustainable revenue.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Competition is likely to be or become significant.

The turbine has already received a lot of attention from the market, which means competitors have taken notice. It's most likely only a matter of time before some other company comes out with something similar but just different enough to 'get away with it', both legally and practically speaking. That may happen before we launch or before we can take a significant portion of market share.

Nature of energy as a commodity may conceivably hurt the Company's results of operations.
Energy, whether generated by wind (as envisioned with the turbine), solar or other means, is ultimately a commodity, making it subject to substantial downward pricing pressure. Along these lines, many alternative forms of energy exist, and if the price of one form of energy becomes lower than the form of energy for which the turbine is designed (wind energy), sales of the turbine could suffer, hurting our profitability and causing substantial losses.

Planned manufacturing techniques may prove inadequate.
The company currently expects to use certain manufacturing strategies and techniques, potentially including just-in-time manufacturing within (or near) various nations or other markets where products are expected to be sold, to hopefully reduce or otherwise manage costs and risks (e.g. tariffs, shipping/customs delays) often experienced by businesses that focus all production in a single, central location that serves all markets. These strategies and techniques may prove, in fact, to be unsuccessful in reducing or managing any costs or risks and/or to not be viable in certain (or any) markets.

Certification risks apply.
Anticipated components of our products may require certification (for example, UL certification) for installation in various markets-this could be regional or specific to the product type. It is possible that our products do not gain UL certification (if applicable, or any other certification that is required under applicable law to use or install), which could harm our operational and financial performance.

Regulatory issues may prevent or substantially impede the Company's success.
Regulatory or governmental requirements and rules may exist, or become enacted, in any markets where the Company hereafter does business, which may harm or limit the Company or its operations. For example, local zoning ordinances in markets where we do business may limit installation of our products, such as the turbine, on customer's rooftops, likely decreasing the sales potential in such market.

It is possible that the Securities may never become convertible or that a liquidity event (such as an acquisition of the Company) may never occur.
It is possible that the Securities may never become convertible. For example, the Company may never sponsor an equity offering that involves preferred stock or actually receive any sought-after equity funding. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity.

The Securities are subject to numerous restrictions and limitations and could prove to be totally illiquid.
The Securities are subject to numerous transfer restrictions (both by the SEC and pursuant to the terms of the SAFEs themselves) and will likely be highly illiquid, with no currently established secondary market on which to sell them, and this is likely to be the case for some significant amount of time and potentially forever. The Securities, being SAFES, are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Market size estimates vary significantly.
Market size estimates, such as Grand View Research's $63.4B in 2024 (5.8% CAGR), may not materialize.

Significant changes in the Company's goals, product mix and/or our business model are possible and may give rise to additional risks.
We are an early-stage venture. It is possible that we may end up designing new or different products from any we currently intend to design (such as the turbine). Similarly, we may venture into industries and/or markets which we do not currently contemplate entering. These industries and/or markets may present risks which are not currently understood by us or you, which risks could harm the Company and/or its results of operations.

Inflation has had a profound impact on global supply chain prices, including those that affect energy costs and the future costs of the turbine.
As previously disclosed, energy is a commodity with significant downward pressure and the price of energy could become too low for the turbineto be financial viable in the marketplace. Inflation could continue to push prices upwards while energy prices continue to decline, pressuring the turbine's economic viability.

The Company may choose to close the round with an amount less than the stated maximum funding amount of the StartEngine campaign.
Even if a larger amount is funded, the company may choose to only take a portion of the amount that has actually been funded. If the amount closed, up to and including the maximum campaign goal, is insufficient to reach our goals, another round will have to be raised in order to continue operations. There is no guarantee another round could be raised.

As a small business, the Company depends heavily on key personnel and there are substantial risks to the Company related to personnel.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we will (or may) require to successfully become operational, grow our business or achieve profitability. Costs of labor may fluctuate or increase, potentially limiting or restricting the ability of the Company to achieve significant (or any) profit margins.

Reliance on External Engineering and Product Development Partners

The Company's founder is not a professional engineer and developed the initial PowerShell prototype independently from 2021 through 2023. Since January 2024, the Company has relied on third-party engineering firms—first Espiritu Engineering, and now CRG—to evaluate, optimize, and further develop the turbine design. Because these firms are not controlled by the Company and may not be continuously available, the Company's ability to complete research and development and achieve commercialization depends on the performance and continuity of external partners. Any errors, delays, or loss of these relationships could materially impact the Company's ability to bring the PowerShell to market.

Risks Related to Our Early Stage of Development

The Company is a pre-revenue, development-stage business with a limited operating history and a history of net losses. Formed in January 2021, our operations to date have been dedicated to research, design, and fundraising, and there is no assurance that we will ever achieve or sustain profitability. Our current product is a digitally-optimized design that has not yet been manufactured or validated as a physical prototype. There is a material risk that we may never develop an operational product, that the final product may fail to meet performance and cost projections derived from simulations, or that it may not achieve market acceptance. All business and financial projections presented are forward-looking, hypothetical, and based on management's assumptions; they are not a guarantee of future performance, and actual results will vary, potentially materially. As an early-stage venture, our business model, product offerings, and management team may be subject to future changes. Investors will have limited information rights and must rely on the judgment of a small management team, the loss of which could adversely affect the company. Sales, capacity rating, and financial projections are based on industry forecasts and management assumptions. Actual results may differ materially (e.g. 20-50% lower) due to R&D delays, market adoption rates, competition, supply chain issues, technical feasibility of the turbine or its components, issues related to unexpected developments in supply chain or manufacturing, and many others.

Risks Related to Financing and Future Capital Needs

The funds raised in this offering may not be sufficient to meet our long-term operational goals, and the Company will require significant additional capital in the future to fund the manufacturing, marketing, and scaling of its product. There can be no assurance that additional financing will be available on commercially reasonable terms, or at all. The inability to secure future capital could force the Company to delay its development, scale back its operations, or cease operating altogether, which would result in the loss of your investment. If we are able to raise additional funds through the issuance of equity or convertible securities, your ownership will be diluted. Furthermore, the terms of any subsequent financing may be more favorable to new investors, potentially including rights, preferences, or a valuation that adversely impacts the value of the securities issued in this offering.

Risks Related to Intellectual Property

The Company's value is substantially dependent on its intellectual property ("IP"), which includes two granted U.S. patents and additional pending international patents. The success of our business hinges on our ability to obtain, protect, and enforce this IP. There is no guarantee that our pending patent applications will be granted, and even our existing patents could be challenged, invalidated, or designed around by competitors. Furthermore, enforcing our IP rights through litigation is extraordinarily expensive and time-consuming, and we may lack the financial resources to pursue legal action against infringement, even if it is occurring. A failure to obtain, maintain, or enforce our IP portfolio would significantly weaken our competitive advantage, could allow competitors to replicate our technology, and would materially harm the value of the Company and your investment.

Technology and Performance Validation Risk

Our turbine's performance projections are currently based on digital simulations (CFD). There is a material risk that the physical prototypes, once manufactured and tested, may not achieve the performance, power output, or efficiency projected by these simulations. Factors such as manufacturing tolerances, material performance, and unforeseen aerodynamic effects could lead to lower-than-expected results, which would fundamentally impact the economic viability and marketability of our product. Disclosed potential ratings of 6-13 kW reflects conservative building (1.1-1.3x) accelerations, Cp=0.3 - 0.4, and Capacity Factor (CF) of 10-20% for target sites. Estimates are based on preliminary engineering inputs and industry benchmarks for shrouded VAWTs, pending third-party testing. Actual performance may vary significantly. Untested design may yield lower power output (e.g., 20-50% below estimates) due to urban turbulence, suboptimal shroud performance, or directional wind limitations, impacting revenue and LCOE competitiveness. Forward-looking estimates, including turbine power ratings, are based on assumptions that may not materialize. Actual results could differ materially due to this and other risks.

The Simple Agreement for Future Equity has no rights to vote until the date of conversion

The SAFEs have no voting rights. This means you are trusting in management's discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment.

Competition from Energy Storage Solutions

We are positioned as a complement to solar power, providing energy when solar is unavailable. A primary competitor in solving this same problem is battery energy storage systems (BESS). The cost of battery technology has been declining, and continued improvements in the cost, lifespan, and efficiency of BESS could make it a more economically attractive solution for solar intermittency than rooftop wind for some customers. Widespread adoption of cheaper, more effective battery storage could reduce the addressable market for our product.

Regulatory and Permitting Risk at the Local Level

The installation of rooftop equipment is often subject to local municipal zoning laws, building codes, and permitting processes. While our turbine is designed to be safer and more aesthetic than traditional designs, there is a risk that local jurisdictions may not have existing regulations that accommodate our product or may classify it in a way that makes permitting difficult, costly, or impossible. A lack of regulatory clarity or unfavorable local ordinances could significantly limit our serviceable market in key metropolitan areas.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Nicholas Hodges	5,000,000	Class B Common Stock	100.0%

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, Preferred Stock, SAFE Note, SAFE Note, SAFE Note, SAFE Note, and Crowdfunding SAFE Note.

Class A Common Stock

The amount of security authorized is 20,000,000 with a total of 0 outstanding.

Voting Rights

One vote per share. No cumulative voting.

Material Rights

In the event of a liquidation, after payment of any liquidation preference to Preferred Stock, any remaining proceeds will be divisible pro-rata among all common shareholders.

Class B Common Stock

The amount of security authorized is 5,000,000 with a total of 5,000,000 outstanding.

Voting Rights

Five votes per share. No cumulative voting.

Material Rights

In the event of a liquidation, after payment of any liquidation preference to Preferred Stock, any remaining proceeds will be divisible pro-rata among all common shareholders.

Preferred Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

One vote per share. No cumulative voting.

Material Rights

Dividends on Preferred Stock are non-cumulative, meaning there is no obligation to pay a dividend unless declared by the Corporation's Board of Directors in its discretion.

In the event of a liquidation of the Corporation, holders of Preferred Stock are entitled to receive a "Liquidation Preference" in preference to Common Shares. This preference is equal to the original purchase price of the Preferred Stock plus any declared but unpaid dividends. After the Liquidation Preference is paid, any remaining proceeds are divisible pro-rata among all shareholders (including Preferred and Common). However, no holder of Preferred Stock shall be entitled to receive, in aggregate (including the Liquidation Preference), an amount per share greater than three (3) times the original purchase price of that share.

SAFE Note

The security will convert into Preferred stock and the terms of the SAFE Note are outlined below:

Amount outstanding: $372,864.00
Interest Rate: 0.0%
Discount Rate: 25.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: Equity Financing

Material Rights

The Company has issued Simple Agreements for Future Equity ("SAFEs") to certain investors. Each Early Bird SAFE grants the holder the right to receive shares of the Company's capital stock upon a future equity financing, with automatic conversion based on a post-money valuation cap of $8,000,000 or a 75% discount rate, whichever provides a greater number of shares. In the event of a liquidity or dissolution event before conversion, holders are entitled to receive the greater of (i) their purchase amount or (ii) the amount payable on the number of shares of common stock issuable under the SAFE, ranking senior to common stock and on par with other SAFEs and preferred stock. The SAFEs do not carry voting or dividend rights prior to conversion and terminate upon conversion or payment in connection with a liquidity or dissolution event.

SAFE Note

The security will convert into Preferred stock and the terms of the SAFE Note are outlined below:

Amount outstanding: $526,397.00
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: Equity Financing

Material Rights

The Company has issued Simple Agreements for Future Equity ("SAFEs") to certain investors. Each Early Bird SAFE grants the holder the right to receive shares of the Company's capital stock upon a future equity financing, with automatic conversion based on a post-money valuation cap of $8,000,000 or a 80% discount rate, whichever provides a greater number of shares. In the event of a liquidity or dissolution event before conversion, holders are entitled to receive the greater of (i) their purchase amount or (ii) the amount payable on the number of shares of common stock issuable under the SAFE, ranking senior to common stock and on par with other SAFEs and preferred stock. The SAFEs do not carry voting or dividend rights prior to conversion and terminate upon conversion or payment in connection with a liquidity or dissolution event.

SAFE Note

The security will convert into Preferred stock and the terms of the SAFE Note are outlined below:

Amount outstanding: $274,299.00
Interest Rate: 0.0%
Discount Rate: %
Valuation Cap: $8,010,000.00
Conversion Trigger: Equity Financing

Material Rights

The Company has issued Simple Agreements for Future Equity ("Early Bird SAFEs") to certain investors. Each Early Bird SAFE grants the holder the right to receive shares of the Company's capital stock upon a future equity financing, with automatic conversion based on a post-money valuation cap of $8,010,000 or a 100% discount rate, whichever provides a greater number of shares. In the event of a liquidity or dissolution event before conversion, holders are entitled to receive the greater of (i) their purchase amount or (ii) the amount payable on the number of shares of common stock issuable under the SAFE, ranking senior to common stock and on par with other SAFEs and preferred stock. The SAFEs do not carry voting or dividend rights prior to conversion and terminate upon conversion or payment in connection with a liquidity or dissolution event.

SAFE Note

The security will convert into Preferred stock and the terms of the SAFE Note are outlined below:

Amount outstanding: $151,718.00
Interest Rate: %
Discount Rate: %
Valuation Cap: $8,900,000.00
Conversion Trigger: Equity Financing

Material Rights

The Company has previously issued Simple Agreements for Future Equity ("SAFEs") to certain investors. Each SAFE grants the holder the right to receive shares of the Company's capital stock in connection with a future equity financing, conversion occurring automatically at the time of such financing based on a post-money valuation cap of $8,900,000 or a discount rate of 100%, whichever yields more shares. In the event of a liquidity or dissolution event prior to conversion,

SAFE holders are entitled to receive the greater of (i) their purchase amount or (ii) the amount payable on the number of shares of common stock issuable under the SAFE, ranking senior to common stock and on par with other SAFEs and preferred stock. SAFEs do not carry voting or dividend rights prior to conversion and terminate upon conversion or payment in connection with a liquidity or dissolution event.

Crowdfunding SAFE Note

The security will convert into Crowdfunding stock (as defined below) and the terms of the Crowdfunding SAFE Note are outlined below:

Amount outstanding: $0.00
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: $11,000,000.00
Conversion Trigger: $1,000,000

Material Rights

(a) Equity Financing.

If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b) or 1(c), the Company shall notify the Investor of the closing of the Equity Financing and issue to the Investor a number of shares of the Crowdfunding Stock equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price.

(b) Liquidity Event.

If a Liquidity Event occurs before this instrument terminates in accordance with Sections 1(a) or 1(c), the Investor will automatically be entitled to receive a portion of Proceeds, payable immediately prior to or concurrent with the consummation of such Liquidity Event, equal to the greater of:

(i) the Purchase Amount (the "Cash-Out Amount"), or

(ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount").

Additionally, if any of the Company's securityholders are given a choice regarding the form and amount of Proceeds to be received in a Liquidity Event, the Investor shall be provided the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) Liquidation Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) Termination. This instrument will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a) or 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or 1(c).

Certain Definitions

"Capital Stock" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"Common Stock" means common stock of the Company.

"Conversion Price" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in the lower price per share and therefore will result in a greater number of shares of the Crowdfunding Stock.

"Crowdfunding Stock" shall mean the most senior class of equity securities issued by the Company in an Equity Financing, whether Common Stock, Preferred Stock, or another class of equity securities, on the same terms as new investors in such financing.

"Equity Financing" shall mean a bona fide transaction or series of transactions pursuant to which the Company sells its Equity Securities at a fixed valuation (including, but not limited to, a pre-money or post-money valuation), to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000.00 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as Safes or convertible promissory notes) with the principal purpose of raising capital.

"Equity Securities" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any Safes issued.

"Discount Price" means the lowest price per share of Crowdfunding Stock sold in an Equity Financing (determined without taking into account any incentives or other discount) multiplied by the Discount Rate. For clarity, if the Company increases the share price during the Equity Financing, the original price will be the lowest price per share for this purpose; however, if a Company offers a discount to certain investors during the Equity Financing, such discount will not be included when determining the lowest price per share.

"Liquidity Event" means a Change of Control, a Direct Listing or an Initial Public Offering.

"Liquidity Price" means either (i) the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization or (ii) the price per share equal to the fair market value of the Common Stock at the time of the Liquidity Event, as determined by reference to the purchase price payable in connection with such Liquidity Event, multiplied by the Discount Rate, whichever calculation results in a lower price per share.

"Safe Price" means the price per share equal to the Post-Money Valuation Cap divided by the Fully Diluted Capitalization.

What it means to be a minority holder

As a SAFE noteholder of the Company, you will have no voting rights. Even upon conversion of the notes, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: SAFE
  Final amount sold: $426,017.00
  Use of proceeds: Prototyping, WeFunder Fees,Patent Costs, Legal Fees, People, Operating Expenses.
  Date: April 30, 2025
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Our ability to operate is directly tied to the capital we raise in this offering and our subsequent milestones. We have two primary scenarios based on the amount raised:

If we raise our current maximum of $467,210: These funds are sufficient to make the significant upfront payment to our engineering partners to begin final prototype development and fabrication and will fund our lean operations for approximately 12-15 months. However, this amount is not sufficient to complete the full development program, as we anticipate that prototype fabrication will cost approximately $800,000, and we would need to secure additional financing during that period to reach commercialization.

Completion of this milestone and all future milestones will require additional fundraising to begin selling turbines. Without the proceeds from this offering, the Company's current cash reserves are not sufficient to sustain operations for more than a few months.

Foreseeable major expenses based on projections:

As a pre-revenue company, our near-term expenses are projected to be concentrated in three primary categories, with the majority dedicated to product development.

Research & Development (R&D) - $300,000: This will be our largest expenditure. It will primarily consist of payments to our third-party engineering and contract manufacturing partners for the final design review and performance refinement, testing, and third-party validation of our commercial grade prototypes. The final design review and performance refinement is expected to be $300,000. This category also includes costs for any final design refinements.

General & Administrative (G&A) - $200,000: These are the ongoing costs required to operate the business, including administrative salaries, legal fees for corporate matters and intellectual property maintenance, operational software, and other administrative expenses.

Sales & Marketing (S&M) - Less than $10,000: Initially, these expenses will be modest and focused on pre-commercialization activities. This includes engagement with our existing list of interested installers and developing marketing materials based on the validated prototype data. As we move closer to launch, these expenses will increase to support our go-to-market strategy.

Future operational challenges:

We anticipate several significant operational challenges as we transition from a development-stage company to a commercial enterprise.

Manufacturing & Scaling: Moving from the production of initial prototypes to a scalable, repeatable mass-manufacturing process is a major challenge. It will require finalizing a contract with manufacturing partners, establishing a resilient supply chain for key components (e.g., generators, composites, power electronics), and implementing rigorous quality control procedures. This is required to meet demand and achieve our target production cost.

Technical Validation: There is a risk that our physical prototypes, once built and tested, may not perform as projected by our digital simulations. Addressing any discrepancies could require further engineering and design cycles.

Regulatory & Permitting: The installation of our turbines will be subject to a complex web of local municipal zoning laws and building codes. Navigating these permitting processes, which may not have precedents for our specific technology, could be time-consuming and may vary significantly between jurisdictions, potentially slowing market entry.

Future challenges related to capital resources:

Our business model is capital-intensive, and managing our financial resources will be a persistent challenge.

Dependency on Future Financing: The proceeds from this offering are designed to get us to a commercial-ready product. However, we will require a subsequent, possibly larger, capital raise (e.g., a Series A) to fund purchasing, sales, and marketing efforts in order to scale. There is no guarantee that we will be able to secure this future financing on favorable terms, or at all.

Working Capital Management: As a hardware company, we will need to manage significant working capital. We will have to invest heavily in inventory before we can sell it and generate revenue, which can strain cash flow.

Access to Non-Dilutive Debt: While we plan to pursue venture debt to finance inventory, there is no guarantee we will qualify for it or secure it on favorable terms. Lenders are often cautious with pre-revenue hardware companies, which could force us to rely on more dilutive equity financing.

Future milestones and events:

The Company's future success and valuation are tied to the achievement of several key milestones. These events serve as critical inflection points that will significantly de-risk the business.

Successful Completion of This Offering: Securing the necessary capital from this round is the immediate gateway event that enables the start of all subsequent milestones.

Design Enhancement, Fabrication and Validation of Physical Prototypes: This is the most critical near-term milestone. Successfully demonstrating that our enhanced physical prototypes meet or exceed the performance projected by our simulations will provide the ultimate validation of our core technology and dramatically increase the company's value. It will also allow us to begin certifications, a bill of materials, and to confirm our COGS and a pathway to profitability.

Securing First Purchase Orders: Transitioning from a validated product to a commercial product with initial sales will be the first proof of market traction and revenue potential.

Establishment of a Manufacturing Agreement: Finalizing a contract with a scalable manufacturing partner, or partners, will be a crucial operational milestone, de-risking our ability to produce the turbine reliably and at scale.

Future Financing: Securing the next rounds of financing will be significant financial events, providing the capital necessary to reach commercialization and to scale the business into a commercially viable enterprise.

Certifications: Our wind turbine must obtain several key third-party certifications (UL, SWCC, IEC) before it can be commercially sold and widely adopted. The certification processes are expensive, time-consuming and complex.

Disclosures

Financial estimates, including sales projections, are based on industry forecasts and management assumptions; actual results may differ materially (e.g. 20-50% lower) due to R&D delays, market adoption, cost assumptions, technical feasibility based on individual locations, or competition. See 'Risk Factors' for details.

Sales estimates are highly speculative including but not limited to unit sales, price per unit, gross margins, market size, market penetration, competition from other turbines, competition from solar/battery hybrids, new business models, etc.

Market size and growth rates are variable between reports due to methodology and assumptions. To be conservative, the Company applied a $60-70B market size and 5.3-7.9% for projections to account for variability and consistency, despite higher estimates elsewhere.

Source Materials Used

Calculations used draw from industry forecasts and benchmarks retrieved on September 23, 2025, via web searches. Key sources:

Rooftop Solar Market: Grand View Research (USD 63.4B in 2024, CAGR 5.8% to USD 88.9B by 2030) ; Future Market Insights (USD 165.9B in 2025, CAGR 7.9% to USD 355B by 2035) ; MarketsandMarkets (Photovoltaics USD 613.57B in 2025, to USD 968.32B by 2030) ; SolarPower Europe (655 GW in 2025, low double-digit growth).

Small Wind Turbine Market: Future Market Insights (USD 4.0B in 2025, CAGR ~10.5% to USD 10.9B by 2035) ; Mordor Intelligence (USD 2.31B in 2025, CAGR 8.2% to USD 3.43B by 2030) ; Market.us (CAGR 11.2%) ; Global Market Insights (USD ~4B in 2025, CAGR 10.5%) ; Allied Market Research (CAGR 8.8%) .

Hybrid Solar-Wind Market: Grand View Research (USD 1.26B in 2024, CAGR 7.8% from 2025-2030) ; 360iResearch (CAGR 5.7%) ; Future Market Insights (USD 2.3B in 2025, ~CAGR 9.9% to USD 5.9B by 2035) ; Maximize Market Research (USD 1.93B in 2024, CAGR 7.4% to USD 3.42B by 2032) ; Verified Market Reports (USD 10B in 2024, CAGR 10.5% to USD 25B by 2033) – used lower-end averages.

Additional Benchmarks: NREL/PNNL (SWT costs/penetration); Bergey Windpower (US-made SWT pricing); Lazard LCOE 2025 (for competitiveness).

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of September 30, 2025, the Company had $31,756.38 in cash on hand. The Company also has access to a corporate credit card with a total limit of $20,000, which had an outstanding balance of $2,767.02 as of October 16th, 2025.

To cover ongoing operating expenses, the founder has advanced $15,000 to the company prior to the closing of this round. The founder has committed to treating these advances as a direct investment in the Company. These funds are being treated as a direct capital contribution, are not a loan, and will not be repaid. This contribution is separate from the securities offered in this campaign and does not involve the issuance of any new shares to the founder.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign are the primary and most critical component of our near-term financial plan. Our current capital resources, including the shareholder loans, are only sufficient to cover essential, short-term operating expenses and bridge the Company to the closing of this fundraise.

The proceeds from this offering are not supplemental; they are essential for funding the start of the last phase of development. This includes the fabrication and validation of our pre-production prototypes, payments to engineering partners, and other key milestones as outlined in our "Use of Proceeds" section.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Yes, the funds from this campaign are necessary to the ongoing viability of the Company. Upon a successful raise, the capital from this offering will constitute the vast majority of the Company's available funds.

Without a successful capital raise from this offering, the Company will not have sufficient funds to execute its business plan. A failure to secure this funding would prevent us finishing development, force the Company to cease its development activities, and ultimately threaten our ability to continue as a going concern.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The stated minimum of $20,000 is not sufficient to begin our primary development phase or cover projected operational expenses for more than a few months. This estimate is based on our current, minimal 'survival' burn rate of approximately $2,500 per month. We have achieved this low burn rate by deferring all non-essential spending and with the CEO voluntarily taking no salary to preserve capital.

Should we only raise this minimum amount, the funds would be used for immediate administrative and legal costs while we would be forced to seek the additional capital required to execute our business plan from other sources.

How long will you be able to operate the company if you raise your maximum funding goal?

Our fundraising goal is tied to specific, critical development milestones.

If we raise our current maximum of $467,210: These funds are sufficient to formally engage our engineering partners and make the significant upfront payment (estimated at ~$500,000) required to begin our last phase of development. The remaining capital would fund our lean operations for approximately 12 months, assuming the resumption of a salary for the CEO. However, this amount would not be sufficient to cover the final milestone payments for the project's completion.

We would need to secure additional financing during this last phase to complete the project and move to commercialization. This entails the entire prototype development and validation program, as well as subsequent critical activities including building the prototype(s), 3rd party testing, bill of materials, manufacturing tooling, initial inventory orders, product certifications, and initial marketing expenses, providing us a clear and properly capitalized path to our commercial launch. Delays in securing this funding would push back this estimated launch date.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company has no committed future sources of capital at this time. However, management has a multi-pronged capital strategy that it intends to pursue following the successful completion of this offering and the achievement of our technical milestones as described in our "Future Roadmap".

1. Non-Dilutive Debt Financing

As a primary priority, the Company has already begun to build relationships for future non-dilutive funding to finance future inventory and working capital once we have a validated product and initial purchase orders. To start, we have established a banking relationship with Silicon Valley Bank (SVB), a division of First Citizens Bank, with the expressed intent of exploring future venture debt facilities. There is currently no commitment, term sheet, or guarantee that such financing will be offered or secured.

2. Future Priced Equity Round

Concurrent with the future commercial launch of our product, the Company contemplates raising a priced equity round (e.g., a Series Seed or Series A financing). The primary objectives of this future round would be to scale manufacturing, expand our sales and marketing efforts, and provide the necessary capital for international growth. This event would also serve as the "equity financing" that would trigger the conversion of the SAFEs into shares of stock.

3. Non-Dilutive Grant Funding

Additionally, given the Company's focus on cleantech and renewable energy, we may actively pursue non-dilutive grant funding from government agencies and private foundations. Programs from entities such as the U.S. Department of Energy (DOE) or the Small Business Innovation Research (SBIR) program are potential sources of capital to fund specific research and development objectives.

Indebtedness

- Creditor: SAFE Note
  Amount Owed: $526,397.00
  Interest Rate: 0.0%

- Creditor: SAFE Note
  Amount Owed: $372,864.00
  Interest Rate: 0.0%

- Creditor: SAFE Note
  Amount Owed: $274,299.00
  Interest Rate: 0.0%

- Creditor: SAFE Note
  Amount Owed: $151,718.00
  Interest Rate: 0.0%

Related Party Transactions

- Name of Person: Nicholas Hodges
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Shareholder loan / $15,000.00
  Material Terms: These funds have been committed, $5,000 on 9/3/25 and $10,000 on 9/25/25, as a direct capital contribution, are not a loan, and will not be repaid. This transaction did not involve the issuance of any new shares to the founder.

- Name of Person: Nicholas Hodges
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Shareholder loan / $20,000.00
  Material Terms: This amount represents two $10,000 loans made to the company on 7/5/24 and 9/12/24 and repaid at $20,000 on 11/19/24. The loans had no interest and no other material terms and were removed from the Company's books on 11/19/24.

Valuation

Valuation Cap: $11,000,000.00

Valuation Cap Details: The valuation cap (and any applicable discount) included in this security is used solely for purposes of determining the price per share upon conversion into equity in the future. It does not represent the Company's current valuation or fair market value. The valuation cap was determined internally by the Company without a formal third-party valuation or appraisal. Any calculation of the valuation cap assumes a fully diluted capitalization of the Company at the time of conversion.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Working Capital
  92.5%
  Should we only raise the minimum amount, these funds will be allocated to Working Capital to cover immediate, essential operating expenses such as legal and accounting fees. This will provide the necessary runway to continue our primary fundraising efforts to secure the capital required, or at least a portion of it, to execute on our product development roadmap.

If we raise the over allotment amount of $467,210.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Research & Development
  64.7%
  This represents the initial milestone payment to our third-party engineering and manufacturing partner to formally commence the final pre-production phase of our product development. This phase includes a final design validation and enhancement review, followed by the fabrication, testing, and validation of our physical prototypes. This payment covers the significant upfront costs required to begin the project; however, it does not cover the full estimated cost of this development phase. Additional capital will be required for the final milestone payments upon project completion.

- Working Capital
  27.8%
  These funds will be allocated to Working Capital to cover the Company's ongoing operational and administrative expenses during the prototype development phase. This includes projected costs for administrative salaries, legal and accounting services, costs to raise additional capital, and other general overhead required to maintain the business.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.halcium.com/ (https://www.halcium.com//investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/halcium-2025

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Halcium Energy, Inc.

[See attached]

Halcium Energy Inc.
(the "Company")
a Utah Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS





RNB CAPITAL

www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Halcium Energy, Inc. Management

We have reviewed the accompanying financial statements of Halcium Energy Inc. (the Company) which comprise the balance sheets as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

RNB Capital LLC

Tamarac, FL
Oct 16, 2025

HALCIUM ENERGY INC.
BALANCE SHEET

AS OF DECEMBER 31,		2024	2023
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	158,796	154,106
Related Party Receivable		66	66
Total Current Assets		158,862	154,172
Non-Current Assets:			
Fixed Assets - net	$	5,912	20,049
Total Non-Current Assets		5,912	20,049
TOTAL ASSETS	$	164,775	174,221
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	4,052	6,174
Accrued Taxes		200	200
Total Current Liabilities	$	4,252	6,374
Non-Current Liabilities:			
SAFE Notes - net of deferred financing costs	$	1,140,190	831,816
Total Non-Current Liabilities	$	1,140,190	831,816
TOTAL LIABILITIES		1,144,442	838,190
EQUITY			
Accumulated Deficit	$	(979,667)	(663,969)
TOTAL EQUITY	$	(979,667)	(663,969)
TOTAL LIABILITIES AND EQUITY	$	164,775	174,221

See Accompanying Notes to these Unaudited Financial Statements

HALCIUM ENERGY INC.
STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31,		2024	2023
Revenues			
Net Sales	$	-	-
Cost of Sales		-	-
Gross Profit	$	-	-
Operating Expenses			
General and Administrative Expense	$	42,457	60,053
Payroll Expense		111,895	220,973
Professional Fee		154,105	27,971
Depreciation Expense		8,396	15,961
Total Operating Expenses		**316,854**	**324,958**
Total Loss from Operations	$	**(316,854)**	**(324,958)**
Other Income (Expense)			
Interest Income	$	9	-
Other Income		1,260	-
Interest Expense		(113)	-
Other Expense		-	(100)
Total Other Income (Expense)		**1,155**	**(100)**
Net Income (Loss)	**$**	**(315,698)**	**(325,058)**

See Accompanying Notes to these Unaudited Financial Statements

HALCIUM ENERGY INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

| | Common Stock | | Preferred Stock | | | Retained | Total Shareholders' |
	# of Shares	$ Amount	# of Shares	$ Amount	APIC	Earnings (Deficit)	Equity
Beginning balance at 1/1/23	-	-	-	-	-	(338,911)	(338,911)
Issuance of Capital Stock	-	-	-	-	-	-	-
Additional Paid-in Capital	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	(325,058)	(325,058)
Ending balance at 12/31/23	-	-	-	-	-	(663,969)	(663,969)
Issuance of Capital Stock	-		-		-	-	-
Additional Paid-in Capital	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	(315,698)	(315,698)
Ending balance at 12/31/24	-	-	-	-	-	(979,667)	(979,667)

See Accompanying Notes to these Unaudited Financial Statements

HALCIUM ENERGY INC.
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2024	2023
OPERATING ACTIVITIES			
Net Income (Loss)	$	(315,698)	(325,058)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Depreciation Expense		8,396	15,961
Accounts Payable		(2,122)	4,777
Accrued Taxes		-	100
Related Party Receivable		-	(66)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		6,274	20,772
Net Cash used in Operating Activities	$	(309,424)	(304,286)
INVESTING ACTIVITIES			
Fixed Assets - net	$	5,740	(3,626)
Net Cash provided by (used in) Investing Activities	$	5,740	(3,626)
FINANCING ACTIVITIES			
SAFE Notes - net of deferred financing costs	$	308,374	0
Net Cash provided by Financing Activities	$	308,374	0
Cash at the beginning of period		154,106	462,019
Net Cash increase (decrease) for period	$	4,690	(307,912)
Cash at end of period	$	158,796	154,106

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

Interest

Income taxes

Supplemental Disclosures of Non-Cash Investing and Financing Activities

See Accompanying Notes to these Unaudited Financial Statements

Halcium Energy Inc.
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

_____

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Halcium Energy Inc. ("the Company") was incorporated in Utah on January 6th of 2021. It currently engages in the R&D of a shrouded vertical axis wind turbine for rooftops designed to operate in the challenging environment of towns and cities. Once developed, it intends to generate revenue by the sale and service of these turbines around the world. Halcium currently has 3,600 installers waiting to purchase its turbine for installation for their customers in over 50 countries on every inhabited continent. The company is headquartered in Salt Lake City, Utah, USA. The company is planning a final Reg CF offering to finish the last phase of development which will result in a fleet ready to manufacture and sell prototypes for final testing before going to market.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

The Company is vulnerable to severe near-term risks due to concentrations in its suppliers and sources of material. The Company relies entirely on a single third-party vendor for all research and development, making its product development timeline susceptible to any disruption in its operations. While the Company has contractual protections in place, its long-term plan is to mitigate this risk by qualifying additional vendors or building an in-house team. Additionally, its products currently depend on Permanent Magnet Generators (PMGs) which use rare-earth materials, exposing the Company to significant supply chain and price volatility. The Company's strategy is to mitigate this by developing an alternative generator using domestic, non-rare-earth materials; however, there is no guarantee this new technology will be successfully developed, available in sufficient quantities, or cost-competitive, and failure to do so would leave the Company dependent on the volatile PMG supply chain.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations in the Research & Development phase and realized losses for the past three (3) years and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

Halcium Energy Inc.
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

_____

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $158,796 and $154,106 in cash and cash equivalents as of December 31, 2024 and December 31, 2023, respectively.

_____

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	2024	2023
Camper	3-5	-	20,665
Computers and Equipment	3-5	30,641	30,642
Less Accumulated Depreciation	-	(24,729)	(31,258)
Totals		**5,912**	**20,049**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

The Company plans to generate revenue through the wholesale sale of rooftop wind turbines to solar installers for resale to commercial building customers as a complement to solar panels or in situations where solar panels are not viable but a wind turbine would be. Sales are expected to involve cash payments or partial prepayments at order placement, with the balance due at shipment, though limited credit terms may be offered selectively.

_____

The Company is in the research and development phase, has not generated revenue, and has not sold or delivered any products.

The Company's performance obligation under future revenue contracts will be satisfied when control of the wind turbine is transferred to the customer, expected to occur upon shipment from the Company's warehouse.

General and Administrative

General and administrative expenses consist of expenses involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Payroll Expense

Payroll expense consists of payroll and related expenses for employees and independent contractors.

Professional Fees

Professional fees consist primarily of amounts incurred for legal, accounting, audit, consulting, and advisory services utilized by the Company in the ordinary course of business. These services support compliance with regulatory requirements, financial reporting, business operations, and corporate governance.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

Significant Components of Deferred Tax Assets and Liabilities
As of December 31, 2024 and December 31, 2023, significant components of the Company's deferred tax assets and liabilities were as follows:

	2024	2023
Net Operating Loss Carryforwards	62,925	(4,869)
Accrued Expenses	-	-
Depreciation (difference in methods/timing)	1,521	3,628
Other Temporary Differences	-	-
Gross Deferred Tax Asset	**64,446**	**(1,241)**
Less: Valuation Allowance	(64,446)	1,241
Net Deferred Tax Asset (Liability)	-	-

The Company has recorded a full valuation allowance against its deferred tax assets due to cumulative operating losses and absence of objectively verifiable evidence that the assets will be realized.

Net Operating Loss Carryforwards
As of December 31, 2024 and December 31, 2023, the Company had federal and state net operating loss carryforwards of approximately $561,019. Federal NOLs arising after December 31, 2017, generally do not

_____

expire but are subject to an 80% taxable income limitation. Utilization of these losses may be subject to annual limitations under Section 382 of the Internal Revenue Code.

Components of Income Tax Expense (Benefit)

During 2024 and 2023, the Company paid no income taxes to federal or state jurisdictions.

Component	2024	2023
Current tax expense	-	-
Deferred tax expense (benefit)	64,446	(1,241)
Valuation Allowance	(64,446)	1,241
Net Deferred Tax Asset (Liability)	-	-

Income Taxes Paid

	2024	2023
Federal	-	-
State		
Foreign		
Net Deferred Tax Asset (Liability)	-	-

Rate Reconciliation

The reconciliation of the U.S. federal statutory tax rate to the Company's effective tax rate is as follows:

	2024		2023	
	Amount ($)	% of Pretax Income (Loss)	Amount ($)	% of Pretax Income (Loss)
Income tax benefit at U.S. Statutory Rate (21%)	(66,297)	21.00%	(68,262)	21.00%
State taxes, net of federal benefit	(14,680)	4.65%	(15,115)	4.65%
Permanent differences	-	0.00%	-	0.00%
Change in Valuation Allowance	-	0.00%	-	0.00%
Other	-	0.00%	-	0.00%
Total Income Tax Expense (benefit)	**(80,977)**	**25.65%**	**(83,377)**	**25.65%**

Explanation of Significant Reconciling Items:

_____

The Company's income tax benefit at the federal statutory rate is offset by a corresponding increase in the valuation allowance. Management determined that, due to continuing losses and lack of objectively verifiable positive evidence, the deferred tax asset is not realizable.

Unrecognized Tax Benefits:
The Company had no material uncertain tax positions as of December 31, 2024 and December 31, 2023. Income tax returns for years ending 2022 through 2026 remain open to examination by federal and state tax authorities.

Key highlights for ASU 2023-09 compliance:
Expanded rate reconciliation in both dollar and percent format with standardized line items.

Tabular disclosure of income taxes paid by jurisdiction.

Enhanced explanations for valuation allowances and material reconciling items.

Continuing all traditional ASC 740 requirements for components of deferred taxes, NOLs, and uncertain tax positions.

Management has evaluated the Company's tax positions in accordance with ASC 740, *Income Taxes*, and has concluded that there are no uncertain tax positions requiring recognition or disclosure as of December 31, 2024 and 2023.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

As of December 31, 2024, the Company had a related party receivable of $66 due from the Company's founder, Nicholas Hodges, arising from accidentally using the company's credit card for personal expense.

Subsequent to year-end, management has indicated its intention to settle this balance during the year ending December 31, 2025. Given the insignificant amount involved, the balance is considered immaterial to the financial statements.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

Halcium Energy Inc.
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

_____

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

SAFE Notes

During the year ended December 31, 2024, the Company raised gross proceeds of $1,232,638 through the issuance of Simple Agreements for Future Equity ("SAFE Notes") to investors via the Wefunder crowdfunding platform.

In accordance with U.S. GAAP (ASC 480, Distinguishing Liabilities from Equity), the SAFE Notes are classified as liabilities on the balance sheet, as they represent obligations to issue equity in the future and do not meet the requirements for equity classification. The SAFE Notes will remain classified as liabilities until such time that they are either settled or converted into equity pursuant to the terms of the agreements.

Financing Costs

The Company incurred transaction fees of $92,448 payable to Wefunder in connection with the issuance of the SAFE Notes. Consistent with ASC 835-30 and ASC 470, these costs have been recorded as Deferred Financing Costs, which are presented as a direct deduction from the SAFE Notes liability balance.

A summary of the Company's SAFE Notes is shown below.

	2024	2023
SAFE Notes	1,232,638	899,261
Deferred Financing Cost	-92,448	-67,445
SAFE Notes - net	**1,140,190**	**831,816**

NOTE 6 – EQUITY

Preferred Stock

As of December 31, 2024, and 2023, the Company had authorized 10,000,000 shares of preferred stock, of which none were outstanding. The preferred stock is non-cumulative with voting rights equal to the whole number of shares outstanding. The preferred stock has liquidation preference over the common stock but contains no other significant preferential rights.

Common Stock

As of December 31, 2024, and 2023, the Company had two classes of common stock. The Company had authorized 20,000,000 and 5,000,000 shares of Class A Common Stock and Class B Common Stock, respectively. Each class has the same rights and privileges as each other and rank equally. As of December 31, 2024, and 2023, there were no shares of Class A Common Stock outstanding and 5,000,000 shares of Class B Common Stock outstanding. Class A Common Stock has voting rights equal to the whole number of shares outstanding and Class B Common Stock has voting rights equal to five times the whole number of shares outstanding.

Halcium Energy Inc.
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023
_____

<u>Founders' Common Stock Subscription</u>
The Company authorized the issuance of 5,000,000 Class B common shares to its founders at a subscription price of $5,000. As of December 31, 2024, payment for these shares had not yet been received. Accordingly, the related common stock and subscription amount have not been recorded in the accompanying financial statements. The founder has indicated his intention to settle the subscription in cash subsequent to year-end.

<u>No Par.</u>
All Shares have no par value (or the smallest par value allowed under applicable law, if such amount is greater than $0).

<u>General Voting:</u>
Shareholders are generally entitled to vote on matters such as the election of Directors and amendments to the Bylaws

<u>No Cumulative Voting.</u>
No Shareholders shall be entitled to "cumulate" votes (within the meaning of such term under Section 16-10a-728 of the Act) with respect to the election of directors of the Corporation ("Directors"). Moreover, no Shareholders shall be entitled to exercise voting rights in a cumulative fashion with respect to any other matter, whether involving Directors or otherwise, to the extent any other matter is subject to the vote of Shareholders and the opportunity to similarly cumulate votes might (in the absence of this restriction) arise. Furthermore, for the avoidance of doubt, Directors shall not be allowed to exercise voting rights in a cumulative fashion as to any matter, such as, for example, in the appointment of officers of the Corporation ("Officers").

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 17, 2025, the date these financial statements were available to be issued.

The Company has raised an additional gross fund of $92,640 from the issuance of SAFE Notes in February, April, and May 2025.

On September 3, 2025, and September 25, 2025, the Company received cash deposits in the amounts of $5,000 and $10,000, respectively. These transactions were posted after the balance sheet date and classified as Additional Paid-In Capital (APIC).

These amounts were contributed to the Company with no repayment obligation, and do not represent loans, advances, or securities issuances. No shares or other equity instruments were issued or will be issued in connection with these deposits. The deposits do not carry interest nor any repayment terms.



I, Nicholas Hodges, the CEO of Halcium Energy Inc, hereby certify that the financial statements of Halcium Energy Inc and notes thereto for the periods ending December 31st, 2023 and December 31st, 2024 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2024, the amounts reported on our tax returns were total loss of $173,431, taxable income of $0, and a total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Condition Certification has been executed as November 4th, 2025.

Nicholas Hodges
Chief Executive Officer
November 4th, 2025

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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Rooftop Wind - Solar's Missing Half.

The rise of AI and domestic high-tech manufacturing is fueling a looming power crisis in the U.S. and E.U. We are finalizing a critical missing piece to the solution: a safe, powerful rooftop wind turbine engineered to complement solar, enabling 24/7 renewable ...

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This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



| OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS |

[Invest Now 20% Discount]

MIN INVEST ⓘ	VALUATION CAP
$500	$11M

REASONS TO INVEST

✓ **1. Large Market, Unprecedented Demand:** The rise of AI boom and domestic high-tech manufacturing are creating a powerful tailwind for the $63.4 billion global rooftop renewable generation market. Our strategy is to establish a foothold within a $2 billion niche of large C&I rooftops (like data centers, warehouse, logistic hubs, and factories), driven by cash-rich companies with immediate, massive power needs and ambitious sustainability goals.

✓ **2. Proven Organic Market Pull:** With zero marketing spend, we've received over 2,900 unsolicited inquiries from solar installation professionals looking to partner with us. This massive, untapped partner channel validates strong market demand and provides a built-in distribution network, significantly reducing customer acquisition costs.

✓ **3. Engineered for Performance, Protected by Patents:** Our technology is not just an idea; it's a defensible product in late-stage research and development. Our inhouse design has been simulated and digitally optimized by an independent engineering firm, preparing it for the coming 3rd party-led commercial-grade prototyping. It is also protected by two granted U.S. patents (EU & CN pending) creating a strong competitive moat. Our purpose-built, shrouded design is uniquely engineered to thrive in the powerful, turbulent wind found at the edge of large buildings - an untapped energy source where traditional turbines fail.

TEAM



Nicholas Hodges • CEO & Founder, Director, and Principal Accounting Officer

Nicholas Hodges, Founder & CEO, created Halcium Energy to try to solve the problems of rooftop wind energy. Previously, as CFO of a consumer goods company, Nicholas was a key leader in scaling the business from $5M to $25M in revenue in just three years, ...

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Debbie Jean Hodges • Board Member

Debbie Hodges serves on the Board of Directors, providing strategic leadership on Halcium's brand identity and marketing. She brings deep expertise from her former role as Director of Marketing and Creative Services at AlphaGraphics and has spent t...

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Louis Emil Bohn • Board Member

Emil Bohn is a seasoned executive and management consultant who brings over 30 years of global experience in driving operational excellence and transformative growth to the Halcium board. His career is defined by his ability to enter complex situations ...

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AI + High-Tech Manufacturing: A Looming Energy Crisis



The **massive power needs** of AI and domestic high-tech manufacturing is pushing US and EU grids towards a coming reliability crisis.

- US electricity consumption grew 0.5% annually for 20 years but is now projected to jump by up to 25% by 2030.
- The EU, after years of declining electricity use, is now forecast to rise by 10-15% over the next 10-15 years.
- Leading AI and high-tech manufacturing companies have a **dire need** for massive amounts of electricity, **deep pockets** to fund it, **and ambitious sustainability goals.**

In the AI Arms Race, Power is A Decisive Edge



Companies need massive amounts of reliable, clean energy to fuel power-hungry AI and factories and many are **turning to nuclear** - possibly even building new nuclear plants. **This is where LCOE comes in.**

- Levelized Cost of Energy (LCOE) is the industry standard when comparing how much energy from different power plants costs (i.e. nuclear vs solar vs wind).
- Our goal is to be cost-competitive with large Commercial & Industrial (C&I) rooftop solar (~$81-150/MWh), which is already cheaper than most new nuclear plants.
- Massive power demands means even a modest reduction in average LCOE can translate into millions of dollars saved.
- By providing the firming power for solar, our rooftop wind turbine helps these users achieve their dual goals of resilient cost-competitive electricity and ambitious clean energy targets.

The Problem with Rooftop Wind



Current rooftop wind turbines are nascent for three reasons:

1. **Turbulent Wind:** Wind flow on rooftops is highly turbulent, which damages conventional turbines and significantly reduces energy capture.
2. **Dangerous Blades:** Exposed, fast-spinning blades present an unacceptable safety hazard for people and wildlife.
3. **Aesthetic Issues:** The visual clutter (obnoxious flicker) is typically prohibitive in dense areas.

These primary concerns have made rooftop wind energy prohibitive on most rooftops in most towns and cities long before permitting could even be considered.





The above is a rendering of a future product. Images are computer-generated demo versions. Product is still currently under development and is not yet available on the market.

Made for Rooftops



The above is a rendering of a future product. Images are computer-generated demo versions. Product is still currently under development and is not yet available on the market.

Our design is purpose-engineered to thrive in the powerful, turbulent wind found on rooftops at the edge of large buildings - an untapped energy source where traditional turbines fail.

1. **Aerodynamic shell:** The shell collects this turbulent flow, channels it into the rotor, and potentially amplifies the amount of power generated.
2. **Shrouded blades:** Blades are hidden behind the stationary solid shroud, significantly enhancing safety for nearby people and wildlife.
3. **Minimized Visual Clutter:** Obscuring the blades behind the shroud significantly reduces visible movement (flicker), allowing aesthetic integration into city architecture. While subjective, beauty is important.



Midnight Blue   Pitch Black   Groovy Green   Carbon Grey   Terracotta

The above is a rendering of a future product. Images are computer-generated demo versions. Product is still currently under development and is not yet available on the market.

Proven by Engineers, Protected by Patents

Proven by Engineers, Protected by Patents

We have systematically de-risked the technology, defensibility, and product market fit over several stages.

- **Validated by 3rd-Party Engineers:** Technically validated and digitally optimized by an independent engineering firm, confirming the feasibility of the core concept and de-risking the technology from its original concept to today's digitally optimized design.
- **Protected by Granted Patents:** Our core technology is not just an idea; it's a protected asset. We hold 2 granted US patents (EU & CN pending) that we believe create the foundation of a strong competitive moat.
- **Solar's Missing Firming Complement:** Solving the problems of rooftop wind turns a liability for others into a power-generating complement for solar panels, allowing customers to generate power on stormy days, the shorter/windier days of winter, and at night.



The above is a rendering of a future product. Images are computer-generated demo versions. Product is still currently under development and is not yet available on the market

An Untapped Channel of 2,900+ Potential Partners



We've generated **powerful market** pull even while in stealth mode. Professional installers reach out weekly to inquire about bringing our turbine to their customers.

- **An untapped Partner Channel:** Over 2,900 solar installers have organically signed up since our initial concept went viral. This is a pre-built distribution network waiting to be engaged across North America and Europe.*
- **Not Just Installers:** Even in stealth mode, we've received interest from large corporations, government entities, NGOs, and even a sovereign wealth fund. We can engage these large customers directly while coordinating with local installer partners.
- **Leaving Stealth Mode:** We're leaving stealth mode as we approach this final refinement and engineering. Our turbine has a proven history of generating massive inbound interest with even

engineering. Our turbine has a proven history of generating massive inbound interest with even just a few, often unsolicited, public mentions.

- **Customer Acquisition Cost:** This extreme market sensitivity is a powerful indicator of a very low future Customer Acquisition Cost (CAC).

*Please note these are all preliminary signs of interest, no party has committed to any business or partnerships as the product is not yet available on the market and not fully developed.

Organic Demand with Zero Marketing


WEEKLY INQUIRES
from solar installers
even in STEALTH MODE

Market Potential: $2B Niche in a $63.4 Billion Market


Global Rooftop
Solar Market 2024
$63 billion
Our Niche:
Ideal C&I Rooftops
$2 billion
Near-Term
Revenue Goal
$140 million

Source

Our initial focus is a defensible $2 billion niche of high-value C&I rooftops. Success here gives us a launching point into the massive $63.4B total global rooftop renewable generation market.

- **High-Value, Motivated Customers:** C&I customers - AI data centers, high-tech manufacturing, and specialized warehouses - are cash-rich, have an urgent need for massive amounts of power, and have strong sustainability commitments.
- **24/7 Generation Potential:** Our turbine allows companies to firm (reduce the intermittency of) rooftop solar at a potentially cost-competitive LCOE. In the right locations, customers can generate more power, more often than solar panels alone.
- **Beyond Power Generation:** Power is becoming a matter of winning an age-defining technological race. In addition, our turbine also turns rooftops into a branding asset of a commitment to sustainability.

Specialized Solution for a High-Value Niche


Higher
Power
halcium
ENGINEERED


for power.
SPECIALIZED
for the niche.
POSITIONED
to lead.
Power Output
Aeromine
Ventum
Flower Turbines
Lower Power
General Purpose
Market Application
Specialized Niche

We're designed for the most valuable segment: large C&I customers with urgent, massive power needs, vast resources, and clear sustainability commitments. Our designed **purpose is to outperform competitors** in this specialized, energy-rich niche.

Milestones for Commercialization Ahead

Our roadmap is focused on the systematic validation and de-risking of our technology before focusing on supporting our installers during commercialization. Each milestone has go-no-go decisions to ensure viability before moving on to the next. This strategy has allowed us to remain capital efficient and focused over the past 4 years. This round will allow us to begin this final phase.

Milestone 1: Final Engineering & Bill of Materials Final refinement of the turbine (air handling, blade), design-for-manufacturing (DFM) refinement, work with a manufacturing partner to establish a finalized **Bill of Materials (BOM)**, and confirm our target production costs.

Milestone 2: Commercial-Grade Prototypes Build Fabricate and assemble the first full-scale, commercial-grade prototypes based on the final, optimized design. Contract a national laboratory or recognized third-party testing facility to independently validate its performance, confirming power rating and operational specs (e.g. UL, SWCC, IEC).

Milestone 3: Product Certification Contract a national laboratory or recognized third-party testing facility to independently validate its performance, confirming power rating and operational specs. Obtain all necessary safety and performance **certifications** (e.g., UL, SWCC, IEC) required for commercial sale.

Milestone 4: Channel Development & Pilot Programs With validated performance data and certifications in hand, we will begin formally **engaging our inbound list of 2,900+ installers** to qualify and select our first key partners for initial pilot programs, with the end goal of securing conditional purchase agreements.

Milestone 5: First Commercial Production & Sales Initiate the first commercial production run and begin fulfilling orders through our established partner channel. Focus is to support installers with their sales materials, permitting, and installation. Data collection from this year will help us shorten their sales cycles, ease permitting, and provide performance feedback for Halcium.

Long-Term Vision: The company's long-term objective is to establish a global distribution network and position our turbine as the standard, complementary technology for rooftop renewable energy installations.

**Achieving these milestones are all subject to fundraising and business challenges. Currently we cannot guarantee when we will achieve these milestones.*

ABOUT

HEADQUARTERS
7533 S Center View Ct Ste 5407
West Jordan, UT 84084

WEBSITE
View Site

The rise of AI and domestic high-tech manufacturing is fueling a looming power crisis in the U.S. and E.U. We are finalizing a critical missing piece to the solution: a safe, powerful rooftop wind turbine engineered to complement solar, enabling 24/7 renewable generation for the data centers and factories at the heart of this new economy.

TERMS
Halcium Energy

Overview

INTEREST RATE
0.0%

VALUATION CAP ⓘ
$11M

AMOUNT RAISED ⓘ
$0

Breakdown

MIN INVESTMENT ⓘ
$500

OFFERING TYPE
Simple Agreement for Future Equity

DISCOUNT ⓘ
20.0%

CONVERSION TRIGGER
$1,000,000

SEC Recent Filing	→
Offering Memorandum	→
Financials	⌄
Risks	⌄

A Crowdfunding Simple Agreement for Future Equity (Crowdfunding SAFE) offers you the right to receive Crowdfunding Stock in Halcium Energy. The amount of Crowdfunding Stock you will receive in the future will be determined at the next equity round in which the Company raises at least $1,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $11,000,000.00 Valuation Cap or if less, then you will receive a 20.00% discount on the price the new investors are paying. You will receive no interest on your investment. When the maturity date is reached, if the Crowdfunding SAFE has not converted then you are entitled to receive Crowdfunding Stock equal to your investment back at a price per security by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

*Bonus discount subject to adjustment of bonus discounts for StartEngine noteholders. See discount bonus below.

Forward Looking Information Legend

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Investment Incentives & Bonuses*

Time-Based Perks

Super Early Bird Perks will apply to investments made within the first 72 hours of the Offering as follows:

Super Early Bird 1:

Invest $1,000+ within the first 72 hours and receive an addition to the base discount of 10%.

Super Early Bird 2:

Invest $5,000+ within the first 72 hours and receive an addition to the base discount of 12%.

Super Early Bird 3:

Invest $10,000+ within the first 72 hours and receive an addition to the base discount of 15% + an optional phone call with the CEO of the Company.

Super Early Bird 4:

Invest $25,000+ within the first 72 hours and receive an addition to the base discount of 17% + an optional phone call with the CEO of the Company.

Super Early Bird 5:

Invest $50,000+ within the first 72 hours and receive an addition to the base discount of 20% + an optional phone call with the CEO of the Company.

Early Bird Perks will apply to investments made after the first 72 hours of the Offering Date but not later than 14 days of the Offering Date as follows:

Early Bird 1:

Invest $1,000+ within the first 14 days and receive an addition to the base discount of 7%.

Early Bird 2:

Invest $5,000+ within the first 14 days and receive an addition to the base discount of 9%.

Early Bird 3:

Invest $10,000+ within the first 14 days and receive an addition to the base discount of 12% + an optional phone call with the CEO of the Company.

Early Bird 4:

Invest $25,000+ within the first 14 days and receive an addition to the base discount of 15% + an optional phone call with the CEO of the Company.

Early Bird 5:

Invest $50,000+ within the first 14 days and receive an addition to the base discount of 17% + an optional phone call with the CEO of the Company.

The following Standard Perks will apply to investments made after the first 14 days following the Offering Date.

Amount-Based Perks

Tier 1 | $1,000+

Invest $1,000+ and receive an addition to the base discount of 3%.

Tier 2 | $5,000+

Invest $5,000+ and receive an addition to the base discount of 5%.

Tier 3 | $10,000+

Invest $10,000+ and receive an addition to the base discount of 7% + an optional phone call with the CEO of the Company.

Tier 4 | $25,000+

Invest $25,000+ and receive an addition to the base discount of 10% + an optional phone call with the CEO of the Company.

Tier 5 | $50,000+

Invest $50,000+ and receive an addition to the base discount of 12% + an optional phone call with the CEO of the Company.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus discounts from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Halcium Energy, Inc. will offer a 10% additional discount bonus for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

Eligible StartEngine noteholders will receive a 10% bonus discount on the note in this Offering. For example, this would mean your discount percentage would be 30% instead of 20%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Administrative Expenses" not strictly for administrative purposes.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Halcium is changing energy for the better, and we're joined by solar installers around the world interested in delivering rooftop solar's missing half to their customers. The massive power needs of AI and high-tech manufacturing is pushing grids to a reliability crisis. US and European power growth is already upending decade-long trends and rising rapidly, with US electricity demand forecast to surge as much as 25% by 2030 and possibly even double by 2050. America's largest grid, PJM, is already facing price spikes and reliability concerns driven by power hungry AI data centers.

Similar issues are also beginning to emerging around the country. NREL estimates that rooftops have the technical potential to provide nearly 40% of US energy needs (2016) but that's just solar. Rooftop wind energy is a perfect complement to solar, generating at night, during storms, and shorter, often windier days of winter. But there's a problem with rooftop wind energy. Wind on rooftops is turbulent and highly damaging to conventional turbines, which also have dangerous open spinning blades.

In addition, the obnoxious flicker of spinning blades makes them prohibitive in most areas. Our turbine is purpose built to thrive in the powerful, turbulent air found on rooftops where conventional turbines fail.

The building itself concentrates and accelerates air over the rooftop and into our turbine which is purpose-built to receive it, creating dramatically more energy than a conventional turbine in the same ambient wind. And our turbine isn't just an idea - it's a 3rd party validated, digitally optimized, patent-protected asset.

While we're building it for high-demand industries, we're also focused on vetting and training the 2,900 rooftop solar installers who have organically reached out from around the world to install our turbines for their customers.

Join us and help us turn powerful, turbulent winds into rooftop solar's missing half, giving future customers an edge in winning an age-defining race. More than that, your investment helps us all to create more resilient, distributed renewal grids in our towns and cities.

And that's how we change energy for the better.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CROWDFUNDING SAFE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE PRIMARY LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(e). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE,"

"INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
        %%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1.   <u>Crowdfunding SAFE Subscription</u>.

(a)   The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Crowdfunding SAFE (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Crowdfunding SAFE and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b)   By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c)   This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d)   The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%%. Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the termination date (each a "Closing Date").

(e)   In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2.   <u>Purchase Procedure</u>.

(a)   <u>Payment.</u> The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b)   <u>Escrow arrangements.</u> Payment for the Securities shall be received by The Kingdom Trust Company (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company.   The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by Subscriber reflected on the books and records of the Company (reflected either (i) under Subscriber's name or (ii) under StartEngine Primary, LLC as nominee) as recorded by StartEngine Secure, LLC (an SEC registered Transfer Agent service operated by StartEngine Crowdfunding, Inc.) or other SEC registered transfer agent as designated by the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF or (iii) under StartEngine Primary, LLC as custodian) as recorded by StartEngine Secure, LLC (an SEC registered Transfer Agent service operated by StartEngine Crowdfunding, Inc.).

(c)   <u>Special provisions for cryptocurrency payments</u>. Notwithstanding Section 2(b), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S. dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S. dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

(d) <u>Transfers upon challenged transactions</u>. In the event Subscriber challenges the payment of any amount hereunder for any reason or by any means, including but not limited to through a credit card dispute resolution process, and receives reimbursement of any amount after the Securities are issued, Subscriber agrees that it consents to the transfer of the Securities relating to such challenge to StartEngine Primary LLC or any affiliate thereof and hereby instructs the Company that such transfer be made to the order of StartEngine Primary LLC without any further action by Subscriber or the payment of any fee therefor.

3.   <u>Representations and Warranties of the Company</u>.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a)   <u>Organization and Standing.</u> The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business. Notwithstanding the foregoing, the Company represents and agrees that it will comply with the shareholder communications, notice and proxy provisions of %%STATE_INCORPORATED%%.

(b)   <u>Eligibility of the Company to Make an Offering under Section 4(a)(6).</u> The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)   <u>Issuance of the Securities</u>. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The Company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d)   <u>Authority for Agreement</u>. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)   No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f)   Financial statements. Complete copies of the Company's financial statements meeting the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC under the Securities Act (the "Financial Statements") have been made available to the Subscriber and appear in the Form C and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The auditing firm, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC.

(g)   Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h)   Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4.   Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a)   Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)   Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c)   Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d)   Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

> (i)   To the Company;

> (ii)   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

> (iii)   As part of an offering registered under the Securities Act with the SEC; or

> (iv)   To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e)   Investment Limits. Subscriber represents that either:

> (i)   Either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,500; or

> (ii)   Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $124,000.

(f)   Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g)   Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h)   Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i)   Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j)   Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5.   Manner of Holdings.

Subscriber consents to StartEngine Primary LLC holding the Securities as custodian (the "Custodian"). The Securities will be recorded on the books of the Company as being held by the Custodian in omnibus as legal holder of record of the securities. The undersigned will appear on the books of the Custodian as the beneficial owner of the Securities.

6.   Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7.   Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 8 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8.   Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

          If to the Company, to: %%ADDRESS_OF_ISSUER%%

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9.   Miscellaneous.

(a)   All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b)   This Subscription Agreement is not transferable or assignable by Subscriber.

(c)   The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d)   None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e)   In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f)   The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g)   This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h)   The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i)   The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j)   This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k)   If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l)   No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

_____

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Crowdfunding SAFEs of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a)   The aggregate purchase price for the Crowdfunding   %%VESTING_AMOUNT%%
SAFEs the undersigned hereby irrevocably subscribes for is:

(b)   The Securities being subscribed for will be owned by,
and should be recorded on the Company's books as held in the
name of:

%%SUBSCRIBER_SIGNATURE%%
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

Date %%NOW%%.

*　　*　　*　　*　　*

This Subscription is accepted on %%NOW%%.	%%NAME_OF_ISSUER%% By: %%ISSUER_SIGNATURE%%

[Crowdfunding SAFE FOLLOWS]

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(a)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

%%NAME_OF_ISSUER%%

CROWDFUNDING SAFE

(Crowdfunding Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by %%VESTING_AS%% (the "**Investor**") of %%VESTING_AMOUNT%% (the "**Purchase Amount**") on or about %%TODAY%%, %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock, subject to the terms set forth below.

The "**Discount Rate**" is %%DISCOUNT_RATE%%% .

The "**Post-Money Valuation Cap**" is $%%VALUATION_CAP%%.

See Section 2 for certain additional defined terms.

1. *Events*

(a) **Equity Financing**.

If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b) or 1(c), the Company shall notify the Investor of the closing of the Equity Financing and issue to the Investor a number of shares of the Crowdfunding Stock equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price.

(b) **Liquidity Event**.

If a Liquidity Event occurs before this instrument terminates in accordance with Sections 1(a) or 1(c), the Investor will automatically be entitled to receive a portion of Proceeds, payable immediately prior to or concurrent with the consummation of such Liquidity Event, equal to the greater of:

(i) the Purchase Amount (the "**Cash-Out Amount**"), or

(ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**").

Additionally, if any of the Company's securityholders are given a choice regarding the form and amount of Proceeds to be received in a Liquidity Event, the Investor shall be provided the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to

the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) **Dissolution Event**.   If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) **Liquidation Priority**.   In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i)   Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii)   On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii)   Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) **Termination**. This instrument will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a) or 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock of the Company.

"**Conversion Price**" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in the lower price per share and therefore will result in a greater number of shares of the Crowdfunding Stock.

"**Crowdfunding Stock**" shall mean the most senior class of equity securities issued by the Company in an Equity Financing, whether Common Stock, Preferred Stock, or another class of equity securities, on the same terms as new investors in such financing.

"**Direct Listing**" means the Company's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing will not be deemed to be an underwritten offering and will not involve any underwriting services.

"**Discount Price**" means the lowest price per share of Crowdfunding Stock sold in an Equity Financing (determined without taking into account any incentives or other discount) multiplied by the Discount Rate. For clarity, if the Company increases the share price during the Equity Financing, the original price will be the lowest price per share for this purpose; however, if a Company offers a discount to certain investors during the Equity Financing, such discount will not be included when determining the lowest price per share.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (*excluding* a Liquidity Event), whether voluntary or involuntary.

"**Dividend Amount**" means, with respect to any date on which the Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share of Common Stock multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"**Equity Financing**" shall mean a bona fide transaction or series of transactions pursuant to which the Company sells its Equity Securities at a fixed valuation (including, but not limited to, a pre-money or post-money valuation), to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000.00 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as Safes or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the

Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any Safes issued.

"**Fully Diluted Capitalization**" is calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;
- Includes all Converting Securities;
- Includes all (i) issued and outstanding Options and (ii) Promised Options; and
- Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing will only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" is calculated as of immediately prior to the Liquidity Event, and (without double- counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;
- Includes all (i) issued and outstanding Options and (ii) to the extent receiving Proceeds, Promised Options;
- Includes all Converting Securities, **other than** any Safes and other convertible securities (including without limitation shares of Preferred Stock) where the holders of such securities are receiving Cash-Out Amounts or similar liquidation preference payments in lieu of Conversion Amounts or similar "as-converted" payments; and
- Excludes the Unissued Option Pool.

"**Liquidity Event**" means a Change of Control, a Direct Listing or an Initial Public Offering.

"**Liquidity Price**" means either (i) the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization or (ii) the price per share equal to the fair market value of the Common Stock at the time of the Liquidity Event, as determined by reference to the purchase price payable in connection with such Liquidity Event, multiplied by the Discount Rate, whichever calculation results in a lower price per share.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Proceeds**" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**Safe**" means any simple agreement for future equity (or other similar agreement), including a Crowdfunding Safe, which is issued by the Company for bonafide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**Safe Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Fully Diluted Capitalization.

"**Unissued Option Pool**" means all shares of Capital Stock that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Company plan.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of the Crowdfunding Stock, as applicable, issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Crowdfunding Stock and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Crowdfunding Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowdfunding Safe investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the

Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(e)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowdfunding Safe and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(a)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   Any provision of this Safe may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), *provided that* with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

(b)   Any notice required or permitted by this Safe will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c)   The Investor is not entitled, as a holder of this Safe, to vote or be deemed a holder of Capital Stock for any purpose other than tax purposes nor will anything in this Safe be construed to confer on the Investor, as such, any rights of a Company stockholder or rights to vote for the election of directors or on any matter submitted to Company stockholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until shares have been issued on the terms described in Section 1. However, if the Company pays a dividend on outstanding shares of Common Stock (that is not payable in shares of Common Stock) while this Safe is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

(d)   Neither this Safe nor the rights in this Safe are transferable or assignable, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that this Safe and/or its rights may be assigned without the Company's consent by the Investor (i) to the Investor's estate, heirs, executors, administrators, guardians and/or successors in the event of Investor's death or disability, or (ii) to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and provided, further, that the Company may assign this Safe in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(e)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f)   All rights and obligations hereunder will be governed by the laws of the State of %%STATE_INCORPORATED%%, without regard to the conflicts of law provisions of such jurisdiction.

(g)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be %%STATE_INCORPORATED%%. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(h)   The parties acknowledge and agree that for United States federal and state income tax purposes this Safe is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Safe consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

COMPANY

By: %%ISSUER_SIGNATURE%%

INVESTOR:

By: %%INVESTOR_SIGNATURES%%



RECEIVED
JUNE 01 202
8920438

State of Utah
Department of Commerce
Division of Corporations and Commercial Code
I hereby certified that the foregoing has been filed and approved on this 1 day of June 2021
In this office of this Division and hereby issued This Certificate thereof.

Examiner RDL Date 06/02/21

Leigh Veillette
Division Director

AMENDED AND RESTATED ARTICLES OF INCORPORATION OF HALCIUM ENERGY INC.

RECEIVED
JUN 0 1 2021
Utah Div. of Corp. & Comm. Code

PREAMBLE

Pursuant to the Utah Revised Business Corporation Act (the "Act"), the undersigned authorized officer (the "Authorized Officer") of the Corporation (defined below), as the sole officer and incorporator thereof ("Incorporator"), hereby executes and delivers these Amended and Restated Articles of Incorporation (these "A&R Articles") as of May 28, 2021 (the "Execution Date").

RECITALS

WHEREAS, **Halcium Energy Inc.** (the "Corporation") was formed in Utah as of January 6, 2021 (the "Initial Filing Date") by the Authorized Officer's filing of certain articles of incorporation (the "Initial Articles") with the Division of Corporations of the Utah Department of Commerce (the "Division").

WHEREAS, the Authorized Officer, as the sole officer, director and Incorporator of the Corporation, has determined that various information within the Initial Articles is not, in fact, consistent with the intent and/or desires of the Authorized Officer, as Incorporator, in organizing the Corporation. Therefore, the Authorized Officer now desires to amend and restate the Initial Articles in their entirety by, with and through these A&R Articles and the filing hereof with the Division pursuant to the Act.

WHEREAS, the Initial Articles stated that the Authorized Officer was the initial director and officer of the Corporation and no other party was so appointed, and no authorized stock was actually issued at any time, either in the Articles or thereafter; thus, the Authorized Officer has all necessary right and authority to execute and deliver these A&R Articles and to bind the Corporation thereby.

PROVISIONS

NOW, THEREFORE, the following provisions, along with the Preamble and Recitals set forth above, all of which are incorporated herein, shall be deemed to amend, restate and supplant the provisions of the Initial Articles, in their entirety, and these A&R Articles shall be deemed to be effective for all purposes as of the Initial Filing Date, except to the extent (if any) applicable law prohibits the same, in which case these A&R Articles shall be deemed to be effective as of the filing date hereof with the Division.

1. **CORPORATE NAME.** The name of the Corporation is: **Halcium Energy Inc.**

2. **PURPOSE.** The Corporation is organized to transact, or may undertake, any and all lawful business(es), acts and/or activities for which corporations may be organized under the Act.

3. **SHARES.** The Corporation is authorized to issue three classes (each, a "Class") of shares in the

Corporation (each, a "Share"); the authorized Share number and certain key attributes of each such Class is set forth below in this Section. As reflected in such table, the total number of Shares which the Corporation is authorized to issue (aggregating the authorized quantity of each Class) is Thirty-Five Million (35,000,000). As used herein, "Shareholder" means any individual or entity lawfully holding a Share.

(a) **Basic Overview**. The following table provides an overview of the three authorized Classes. Further information on each Class is also provided elsewhere in this Section 3.

Class Name	Share Type (Common/ Preferred)	Voting/ Non-Voting	Votes per Share	Authorized No. of Shares
"Class A Common Stock"	Common	Voting	1	20,000,000
"Class B Common Stock"	Common	Voting	5	5,000,000
"Preferred Stock"	Preferred (non-cumulative)	Voting	1	10,000,000

(b) **No Par**. All Shares have no par value (or the smallest par value allowed under applicable law, if such amount is greater than $0).

(c) **Clarification on Common**. Except as otherwise expressly provided in these A&R Articles (including without limitation in the table above) or required by applicable law, Shares of Class A Common Stock and Shares of Class B Common Stock shall have the same rights and privileges as each other and rank equally, share ratably and be identical in all respects as to all matters. Each Share within either of these Classes is sometimes referred to herein as a "Common Share". Shareholders holding Common Shares may be referred to herein as "Common Shareholders".

(d) **Clarification on Preferred; Non-Cumulative**. Each Share of Preferred Stock is sometimes referred to herein as a "Preferred Share". Shareholders holding Preferred Shares may be referred to herein as "Preferred Shareholders". Any dividends, including without limitation with respect to Preferred Stock, shall be non-cumulative; thus, there shall be no obligation to pay a dividend to Preferred Shareholders (or any other Shareholders) at any time unless declared by the Corporation (via the Board) in its discretion.

(e) **Explanation of Preference for Preferred Stock; Degree of Participation in Proceeds**. In the event of any deemed liquidation event with respect to the Corporation, or any winding up thereof, as identified and determined by the Board (as defined hereinafter) in its reasonable discretion ("Liquidation"), the holders of Preferred Stock shall be entitled to receive in preference to the holders of Common Shares a per Share amount equal to the applicable purchase price thereof with respect to such Preferred Shareholder plus, to the extent applicable, any applicable declared but unpaid dividends (collectively, the "Liquidation Preference"). Then, after payment of the Liquidation Preference, any remaining proceeds (or other net assets) shall be divisible pro-rata (on a per Share basis) among all Shareholders, provided that no holder of Preferred Stock shall, in any event, be entitled to receive (in the aggregate, including the Liquidation Preference) an amount that is, on a per-Share basis, greater than three (3) times the original purchase price thereof with respect to such Shareholder.

(f) **Interpretation by Board**. In the event any question arises as to the interpretation of this Section 3 or otherwise as to the various rights of each Class relative to the other Classes, the Corporation's board of directors ("Board") shall have the right and authority to make and determine such interpretation in the manner applicable to such a Board decision/action pursuant to the bylaws of the Corporation (the "Bylaws") then in place, provided that such interpretation shall be commercially reasonable, made in good faith and shall not contradict anything expressly set forth within these A&R Articles, the Bylaws or any other governing documents of the Corporation, each as may be amended from time to time.

(g) **No Cumulative Voting**. No Shareholders shall be entitled to "cumulate" votes (within the meaning of such term under Section 16-10a-728 of the Act) with respect to the election of directors of the Corporation (hereinafter, "Directors"). Moreover, no Shareholders shall be entitled to exercise voting rights in a cumulative fashion with respect to any other matter, whether involving Directors or otherwise, to the extent any other matter is subject to the vote of Shareholders and the opportunity to similarly cumulate votes might (in the absence of this restriction) arise. Furthermore, for the avoidance of doubt, Directors shall not be allowed to exercise voting rights in a cumulative fashion as to any matter, such as, for example, in the appointment of officers of the Corporation.

(h) **Option Pool**. The Board may, in its discretion, create a written option plan for the Corporation (the "Option Plan") pursuant to which options to acquire Shares ("Options") may be issued by the Corporation to grantees approved by the Board, subject to the terms and conditions set forth in the Option Plan. The Option Plan may designate that certain of the Shares authorized herein shall be reserved only for issuance pursuant to the Option Plan in connection with the exercise of Options pursuant thereto.

4. **REGISTERED AGENT.** The name and address of the Corporation's registered agent in Utah is as follows:

Kimball Anderson
Attn: Derek Anderson
649 E. South Temple, 2nd Floor
Salt Lake City, Utah 84102

5. **INCORPORATOR INFORMATION.** The name and address of the Incorporator are as follows:

Nicholas G. Hodges
1572 N 600 W
West Bountiful, UT 84087

[End of page; signature page follows]

IN WITNESS WHEREOF, these A&R Articles are signed and delivered by the Authorized Officer (who is also the Incorporator) as of the Execution Date.

AUTHORIZED OFFICER (AND INCORPORATOR):

Nicholas G. Hodges, Authorized Officer and Incorporator

By: _____

Nicholas G. Hodges

Exhibit G - Testing the Waters Materials



From : Halcium Energy <nick.hodges@halcium.com>
Reply : nick.hodges@halcium.com
Subject : Big Update! Leaving Stealth Mode, Focusing Turbine, Partnership Announcement



Note Apologies if this is a repeat for a few of you. We recently upgraded our systems to support future growth, which caused a technical issue that left many of last month's update undelivered. The issue is now resolved, and we have new updates to share.



Leaving Stealth Mode, Final Development Ahead

To our valued supporters, partners, and followers,

For the past four years, we at Halcium have been on a remarkable journey, largely conducted behind the scenes in "stealth mode." Today, I'm incredibly excited to announce we are emerging from this stealth mode.

We've been quiet for two key reasons: to protect our intellectual property during critical development, and to avoid confusion as our strategy evolved. The journey



From : Halcium Energy <nick.hodges@halcium.com>
Reply : nick.hodges@halcium.com
Subject : Big Update! Leaving Stealth Mode, Focusing Turbine, Partnership Announcement

We've been quiet for two key reasons: to protect our intellectual property during critical development, and to avoid confusion as our strategy evolved. The journey from my initial vision of a turbine for my home to where we are today has been extremely turbulent (pun intended) but it has been guided by data, expert opinions, and feedback from potential customers.

After several months of intensive research & discussion, we've made the strategic decision to **initially focus** on what I believe is the most urgent, high-value market, which is large turbines for large commercial & industrial buildings like **AI data centers, factories, and logistics centers.**

Like the Renaissance, Enlightenment, and Industrial Revolution before it, AI is an era-defining moment. Global power consumption forecasts are incredibly high (and, I believe, incredibly underestimated) compared to the flat, or even declining demand, of the previous two decades. This is already creating enormous stress on US and EU power grids, but it also creates enormous opportunity for a unique solution like ours. We have an **innovative & unique on-site power** solution and these companies have **a dire need, deep pockets, and ambitious sustainability goals.**

These companies have even gone so far as to buy or refurbish entire nuclear power plants (through exclusive PPA's), and have even called for quotes for new nuclear plants just to power a single data center in the US. Our goal is to be cost-competitive with C&I rooftop solar in terms of Levelized Cost of Electricity (LCOE), which is already significantly cheaper than new nuclear plants. LCOE is the industry standard for pricing new electricity sources. For companies that need all the power they can get, even a modest reduction in their average LCOE adds up to millions, and a giant green turbine on their rooftop delivers a powerful statement of their commitment to sustainability.

I believe this *initial focus* gives our technology the greatest chance of *initial success*, which can then be built on for other models, like **residential rooftop wind**. Our large C&I turbine is purpose-designed to help companies **address intermittency with hybrid wind + solar systems** in a way that current turbines, on the market or in development, cannot. This helps customers further their dual goals of cost-competitive energy and ambitious clean energy targets.

Our next critical milestone is the final refinement of the turbine's design. To that end, I'm pleased to announce that **we're finalizing a strategic partnership with CRG** (www.crgdefense.com), a US-based engineering firm with deep experience in aeronautical engineering. CRG will perform advanced analysis and CFD modeling to optimize our existing, third-party validated 2 kW baseline, targeting a new 11-13 kW

Our next critical milestone is the final refinement of the turbine's design. To that end, I'm pleased to announce that **we're finalizing a strategic partnership with CRG (www.crgdefense.com)**, a US-based engineering firm with deep experience in aeronautical engineering. CRG will perform advanced analysis and CFD modeling to optimize our existing, third-party validated 2 kW baseline, targeting a new 11-13 kW design. This target rating puts us in a strong position to be competitive with rooftop solar, provided our final manufacturing costs align with expectations. This digital optimization phase is projected to take 3 months from the project's start. Following this, we anticipate an additional 9-month timeline to engineer and build the commercial-grade, manufacturable prototypes required for certification and pilot programs.

For this, I'm announcing a round of investment to fund this expected final refinement of the turbine's design. Our practice of raising capital for each major milestone has allowed us to be very capital efficient and I'd like to continue that focus. It should open in the coming weeks - I'll keep you updated.

To the 30,000+ who have patiently followed our turbine's journey, thank you. Your interest has been a constant source of motivation for me.

Best regards,
Nick Hodges
Founder & CEO Halcium Energy

Click here to unsubscribe



halcium

Note Apologies if this is a repeat for a few of you. We recently upgraded our systems to support future growth, which caused a technical issue that left many of last month's update undelivered. The issue is now resolved, and we have new updates to share.



Leaving Stealth Mode, Final Development Ahead

To our valued supporters, partners, and followers,

For the past four years, we at Halcium have been on a remarkable journey, largely conducted behind the scenes in "stealth mode." Today, I'm incredibly excited to announce we are emerging from this stealth mode.

We've been quiet for two key reasons: to protect our intellectual property during critical development, and to avoid confusion as our strategy evolved. The journey from my initial vision of a turbine for my home to where we are today has been extremely turbulent (pun intended) but it has been guided by data, expert opinions, and feedback from potential customers.

After several months of intensive research & discussion, we've made the strategic decision to **initially focus** on what I believe is the most urgent, high-value market, which is large turbines for large commercial & industrial buildings like **AI data centers, factories, and logistics centers.**

Like the Renaissance, Enlightenment, and Industrial Revolution before it, AI is an era-defining moment. Global power consumption forecasts are incredibly high (and, I believe, incredibly underestimated) compared to the flat, or even declining demand, of the previous two decades. This is already creating enormous stress on US and EU power grids, but it also creates enormous opportunity for a unique solution like ours. We have an **innovative & unique on-site power** solution and these companies have **a dire need, deep pockets, and ambitious sustainability goals.**

These companies have even gone so far as to buy or refurbish entire nuclear power plants (through exclusive PPA's), and have even called for quotes for new nuclear plants just to power a single data center in the US. Our goal is to be cost-competitive with C&I rooftop solar in terms of Levelized Cost of Electricity (LCOE), which is already significantly cheaper than new nuclear plants. LCOE is the industry standard for pricing new electricity sources. For companies that need all the power they can get, even a modest reduction in their average LCOE adds up to millions, and a giant green turbine on their rooftop delivers a powerful statement of their commitment to sustainability.

I believe this *initial focus* gives our technology the greatest chance of *initial success*, which can then be built on for other models, like **residential rooftop wind**. Our large C&I turbine is purpose-designed to help companies **address intermittency with hybrid wind + solar systems** in a way that current turbines, on the market or in development, cannot. This helps customers further their dual goals of cost-competitive energy and ambitious clean energy targets.

Our next critical milestone is the final refinement of the turbine's design. To that end, I'm pleased to announce that **we're finalizing a strategic partnership with CRG** (www.crgdefense.com), a US-based engineering firm with deep experience in aeronautical engineering. CRG will perform advanced analysis and CFD modeling to optimize our existing, third-party validated 2 kW baseline, targeting a new 11-13 kW design. This target rating puts us in a strong position to be competitive with rooftop solar, provided our final manufacturing costs align with expectations. This digital optimization phase is projected to take 3 months from the project's start. Following this, we anticipate an additional 9-month timeline to engineer and build the commercial-grade, manufacturable prototypes required for certification and pilot programs. Once completed, this will mark an end to R&D, barring any changes required from UL/NREL/SWCC/IEC certifications or pilots.

For this, I'm announcing a round of investment to fund this expected final refinement of the turbine's design. Our practice of raising capital for each major milestone has allowed us to be very capital efficient and I'd like to continue that focus. I'm not allowed to give you an actual date, but I expect the round to open very, very soon so stay tuned after this weekend.

For this, I'm announcing a round of investment to fund this expected final refinement of the turbine's design. Our practice of raising capital for each major milestone has allowed us to be very capital efficient and I'd like to continue that focus. I'm not allowed to give you an actual date, but I expect the round to open very, very soon so stay tuned after this weekend.

To the 30,000+ who have patiently followed our turbine's journey, thank you. Your interest has been a constant source of motivation for me.

Best regards,
Nick Hodges
Founder & CEO Halcium Energy

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.







halcium

**Note* Apologies if this is a repeat for a few of you. We recently upgraded our systems to support future growth, which caused a technical issue that left many of last month's update undelivered. The issue is now resolved, and we have new updates to share.*

Leaving Stealth Mode, Final Development Ahead

To our valued supporters, partners, and followers,

For the past four years, we at Halcium have been on a remarkable journey, largely conducted behind the scenes in "stealth mode." Today, I'm incredibly excited to announce we are emerging from this stealth mode.

To our valued supporters, partners, and followers,

For the past four years, we at Halcium have been on a remarkable journey, largely conducted behind the scenes in "stealth mode." Today, I'm incredibly excited to announce we are emerging from this stealth mode.

We've been quiet for two key reasons: to protect our intellectual property during critical development, and to avoid confusion as our strategy evolved. The journey from my initial vision of a turbine for my home to where we are today has been extremely turbulent (pun intended) but it has been guided by data, expert opinions, and feedback from potential customers.

After several months of intensive research & discussion, we've made the strategic decision to **initially focus** on what I believe is the most urgent, high-value market, which is large turbines for large commercial & industrial buildings like **AI data centers, factories, and logistics centers.**

Like the Renaissance, Enlightenment, and Industrial Revolution before it, AI is an era-defining moment. Global power consumption forecasts are incredibly high (and, I believe, incredibly underestimated) compared to the flat, or even declining demand, of the previous two decades. This is already creating enormous stress on US and EU power grids, but it also creates enormous opportunity for a unique solution like ours. We have an **innovative & unique on-site power** solution and these companies have **a dire need, deep pockets, and ambitious sustainability goals.**

These companies have even gone so far as to buy or refurbish entire nuclear power plants (through exclusive PPA's), and have even called for quotes for new nuclear plants just to power a single data center in the US. Our goal is to be cost-competitive with C&I rooftop solar in terms of Levelized Cost of Electricity (LCOE), which is already significantly cheaper than new nuclear plants. LCOE is the industry standard for pricing new electricity sources. For companies that need all the power they can get, even a modest reduction in their average LCOE adds up to millions, and a giant green turbine on their rooftop delivers a powerful statement of their commitment to sustainability.

I believe this *initial focus* gives our technology the greatest chance of *initial success*, which can then be built on for other models, like **residential rooftop wind**. Our large C&I turbine is purpose-designed to help companies **address intermittency with hybrid wind + solar systems** in a way that current turbines, on the market or in development, cannot. This helps customers further their dual goals of cost-competitive energy and ambitious clean energy targets.

Our next critical milestone is the final refinement of the turbine's design. To that end, I'm pleased to announce that **we're finalizing a strategic partnership with CRG** (www.crgdefense.com), a US-based engineering firm with deep experience in aeronautical engineering. CRG will perform advanced analysis and CFD modeling to optimize our existing, third-party validated 2 kW baseline, targeting a new 11-13 kW design. This target rating puts us in a strong position to be competitive with rooftop solar, provided our final manufacturing costs align with expectations. This digital optimization phase is projected to take 3 months from the project's start. Following this, we anticipate an additional 9-month timeline to engineer and build the commercial-grade, manufacturable prototypes required for certification and pilot programs. Once completed, this will mark an end to R&D, barring any changes required from UL/NREL/SWCC/IEC certifications or pilots.

For this, I'm announcing a round of investment to fund this expected final refinement of the turbine's design. Our practice of raising capital for each major milestone has allowed us to be very capital efficient and I've received the quote from CRG. While I can't legally share the specific date the round will open, I *can* say I expect things to go live imminently. Keep a very close eye on your inbox and the moment it's live, I'll send the official announcement with the direct link.

These companies have even gone so far as to buy or refurbish entire nuclear power plants (through exclusive PPA's), and have even called for quotes for new nuclear plants just to power a single data center in the US. Our goal is to be cost-competitive with C&I rooftop solar in terms of Levelized Cost of Electricity (LCOE), which is already significantly cheaper than new nuclear plants. LCOE is the industry standard for pricing new electricity sources. For companies that need all the power they can get, even a modest reduction in their average LCOE adds up to millions, and a giant green turbine on their rooftop delivers a powerful statement of their commitment to sustainability.

I believe this *initial focus* gives our technology the greatest chance of *initial success*, which can then be built on for other models, like **residential rooftop wind**. Our large C&I turbine is purpose-designed to help companies **address intermittency with hybrid wind + solar systems** in a way that current turbines, on the market or in development, cannot. This helps customers further their dual goals of cost-competitive energy and ambitious clean energy targets.

Our next critical milestone is the final refinement of the turbine's design. To that end, I'm pleased to announce that **we're finalizing a strategic partnership with CRG** (www.crgdefense.com), a US-based engineering firm with deep experience in aeronautical engineering. CRG will perform advanced analysis and CFD modeling to optimize our existing, third-party validated 2 kW baseline, targeting a new 11-13 kW design. This target rating puts us in a strong position to be competitive with rooftop solar, provided our final manufacturing costs align with expectations. This digital optimization phase is projected to take 3 months from the project's start. Following this, we anticipate an additional 9-month timeline to engineer and build the commercial-grade, manufacturable prototypes required for certification and pilot programs. Once completed, this will mark an end to R&D, barring any changes required from UL/NREL/SWCC/IEC certifications or pilots.

For this, I'm announcing a round of investment to fund this expected final refinement of the turbine's design. Our practice of raising capital for each major milestone has allowed us to be very capital efficient and I've received the quote from CRG. While I can't legally share the specific date the round will open, I *can* say I expect things to go live imminently. Keep a very close eye on your inbox and the moment it's live, I'll send the official announcement with the direct link.

To the 30,000+ who have patiently followed our turbine's journey, thank you. Your interest has been a constant source of motivation for me.

Best regards,
Nick Hodges
Founder & CEO Halcium Energy

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

Big Update: Refined Focus, Partnership Added, Investment Round Coming Quickly.


Nicholas Hodges 1h
Founder of Halcium Energy

♡1 💬 ⬆   ⋯

To my earliest supporters and investors,

This is a major update. I'll provide the basis and explanation for an important strategic pivot, introduce an incredible engineering partnership, and announce an upcoming round of investment.

First, regarding the strategic pivot. After several months of intensive research & discussion, we've made the strategic pivot to initially focus on what I believe is the most urgent, high-value beachhead, which is large turbines for large commercial & industrial buildings like AI data centers, factories, and logistics centers.

Like the Renaissance, Enlightenment, and Industrial Revolution before it, AI is an era-defining moment. Global power consumption forecasts are incredibly high (and, I believe, incredibly underestimated) compared to the flat, or even declining demand, of the previous two decades. This is already creating enormous stress on US and EU power grids, but it also creates enormous opportunity for a unique solution like ours. We have an innovative & unique on-site power solution and these companies have a dire need, deep pockets, and ambitious sustainability goals.

These companies have gone so far as to buy or refurbish entire nuclear power plants (through exclusive PPA's), and have even called for quotes for new nuclear plants just to power a single data center in the US. Our goal is to be cost-competitive with C&I rooftop solar in terms of Levelized Cost of Electricity (LCOE), which is already significantly cheaper than new nuclear plants. LCOE is the industry standard for pricing new electricity sources. For companies that need all the power they can get, even a modest reduction in their average LCOE adds up to millions, and a giant green turbine on their rooftop delivers a powerful statement of their commitment to sustainability.

I believe this *initial focus* gives our technology the greatest chance of *initial success*, which can then be built on for other models, like residential rooftop wind. Our large C&I turbine is purpose-designed to help companies address intermittency with hybrid wind + solar systems in a way that current turbines, on the market or in development, cannot. This helps customers further their dual goals of cost-competitive energy and ambitious clean energy targets.

wind. Our large C&I turbine is purpose-designed to help companies address intermittency with hybrid wind + solar systems in a way that current turbines, on the market or in development, cannot. This helps customers further their dual goals of cost-competitive energy and ambitious clean energy targets.

I originally built this turbine for my own rooftop and I know many of you are here for the same reason. As a startup, the decision on an initial "beachhead" is a major factor in success or failure. Tesla began with just the Roadster, Amazon started with just books, Meta with just Facebook, even going back to when Intel was just selling DRAM. Focusing on a small, winnable market first is often the most effective path to building a large, enduring company.

This means our next (and likely final) phase of R&D is key to our final path to commercialization. All future milestones are dependent on ending up with the right turbine. To that end, I'm pleased to announce that we're finalizing a strategic partnership with CRG (www.crgdefense.com), a US-based engineering firm with deep experience in aeronautical engineering. CRG will perform advanced analysis and CFD modeling to optimize our existing, third-party validated 2 kW baseline, targeting a new 11-13 kW design. This target rating puts us in a strong position to be competitive with rooftop solar, provided our final manufacturing costs align with expectations. This digital optimization phase is projected to take 3 months from the project's start. Following this, we anticipate an additional 9-month timeline to engineer and build the commercial-grade, manufacturable prototypes required for certification and pilot programs. This will signal the end of R&D activities, barring changes required from certifications through UL, NREL/SWCC, and IEC.

For this, I'm announcing a round of investment to fund this expected final refinement of the turbine's design. Our practice of raising capital for each major milestone has allowed us to be very capital efficient and I'd like to continue that focus. Earlier this year, I announced my intent to bring angel investors into this round. I've been building relationships all summer and they will be invited to participate in the same round on the same terms as you will be. I'm not allowed to give you an actual date, but I expect the round to open very, very soon so stay tuned after this weekend. I'll make an announcement here as well as on our email list.

Best regards,

Nick Hodges

Founder & CEO Halcium Energy